Exhibit 99.1

CATALYST PAPER CORPORATION

NOTICE OF

2015 ANNUAL GENERAL AND SPECIAL MEETING

OF THE SHAREHOLDERS OF

CATALYST PAPER CORPORATION

TO BE HELD ON MAY 13, 2015

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO: THE HOLDERS OF COMMON SHARES OF CATALYST PAPER CORPORATION

Notice is hereby given that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Catalyst Paper Corporation (the “Corporation”) will be held at Catalyst’s Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Wednesday, May 13, 2015 at 1:00 p.m. Vancouver time, for the following purposes:

1.	To place before the Meeting the audited consolidated financial statements of the Corporation for the year ended December 31, 2014, and the auditors’ report thereon;

2.	To reappoint KPMG LLP as auditors of the Corporation for the ensuing year;

3.	To elect directors for the ensuing year;

4.	To consider and, if thought appropriate, pass, with or without variation, resolutions approving the Corporation’s new share compensation plan; and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Proxy Circular accompanying this Notice.

The directors have fixed the close of business on March 18, 2015 as the record date for determining shareholders who are entitled to attend and vote at the Meeting.

The consolidated financial statements for the year ended December 31, 2014, together with the auditors’ reports thereon, are included in the 2014 Annual Report of the Company, available on our website at www.catalystpaper.com and on SEDAR at www.sedar.com. Copies may be obtained, free of charge, upon request from the Corporate Secretary, Catalyst Paper Corporation, 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3.Shareholders are invited to attend the Meeting. Registered shareholders who cannot attend the Meeting in person are encouraged to date, sign and deliver the accompanying proxy and return it in the enclosed envelope to the Corporation c/o Proxy Department, CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, Canada. To be effective, the proxy must be received by CST Trust Company prior to 1:00 p.m. Vancouver time on May 11, 2015, or if the Meeting is adjourned, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned Meeting.

Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary.

DATED at Vancouver, British Columbia, this 18th day of March, 2015.

By order of the Board of Directors

“Brian Baarda”

Brian Baarda
Vice President, Finance and Chief Financial Officer and
Corporate Secretary

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TABLE OF CONTENTS

general Proxy Information	3
Solicitation of Proxies	3
Voting by Proxies	3
Advice to Beneficial Holders of Shares	3
Additional Information for Non-Registered Shareholders	4
Revocability of Proxies	4
Voting Shares and Principal Holders	5
Interest of Certain Persons or Companies in Matters to be Acted Upon	5

ELECTION OF DIRECTORS	5
Majority Voting Policy	10

APPOINTMENT OF AUDITORS	10

APPROVAL OF NEW Share Compensation Plan	10

Catalyst Paper Corporation Background	16

STATEMENT OF EXECUTIVE COMPENSATION	17
Compensation Discussion and Analysis	17
Performance Graph	19
Compensation Governance	20
Summary Compensation Table	22
Incentive Plan Awards	23
Outstanding Share Based and Option Based Awards	23
Incentive Plan Awards – Value Vested or Earned During the Year	24
Pension Plan Benefits	24
Defined Contribution Plans Table	25
Termination and Change of Control Benefits	25
Board of Directors Compensation	26
Securities Authorized for Issuance Under Equity Compensation Plans	29
Indebtedness of Directors and Executive Officers	29
Interests of Informed Persons in Material Transactions	29
Directors’ and Officers’ Liability Insurance	29

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	29
Composition of the Board	29
Board Mandate	30
Position Descriptions	30
Orientation and Continuing Legal Education	31
Ethical Business Conduct	31
Nomination of Directors	31
Committees of the Board	31
Term Limits	34
Gender Diversity policy	34

Other Information	35
Availability of Documents	35
Shareholder Proposals	35
Approval of Circular	35

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Catalyst Paper Corporation

Management information circular

Dated March 18, 2015

general Proxy Information

Solicitation of Proxies

This management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of CATALYST PAPER CORPORATION (the “Corporation”) for use at the Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Corporation to be held on Wednesday, May 13, 2015 and any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (the “Notice”). The cost of the solicitation will be born by the Corporation. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice.

Voting by Proxies

The persons designated by management of the Corporation in the enclosed form of proxy are directors or officers of the Corporation.

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice and any other matters which may properly come before the Meeting or any adjournment thereof. Management of the Corporation is not aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting. However, if any amendment to matters identified in the accompanying Notice or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the common shares of the Corporation (“Common Shares”) represented by properly executed proxies in favour of the persons designated by management will be voted on such matters pursuant to such discretionary authority.

On any ballot, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the registered Shareholder as specified in the proxy with respect to any matter to be acted on. If a choice is not specified with respect to any matter, the Common Shares represented by a proxy given in favour of the persons designated by management are intended to be voted in favour of each of the matters referred to herein, including FOR the nominees of management for directors and auditors.

A registered Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting or at any adjournment thereof other than the persons designated by management in the enclosed form of proxy, and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy. In the case of registered Shareholders, the completed, dated and signed form of proxy must be delivered to the Corporation, c/o Proxy Department, CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, prior to 1:00 p.m. Vancouver time on Monday, May 11, 2015. A self-addressed envelope is enclosed. In the case of non-registered Shareholders who receive these materials through their broker or other intermediary, such Shareholders should complete the form of proxy in accordance with the instructions provided by their broker or intermediary. See “Advice to Beneficial Holders of Shares” below.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to persons who beneficially own Common Shares which are not registered in their own name. Shareholders who hold Common Shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) or who otherwise do not hold the Common Shares in their own name should note that only proxies deposited by persons whose names appear on the records of the Corporation may be recognized and acted upon at the Meeting. Common Shares held through intermediaries by Shareholders who have not received the Meeting materials directly from the Corporation or CST Trust Company (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those Common Shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the Common Shares held by them. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Corporation. See “Additional Information for Non-Registered Shareholders” below.

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Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of Common Shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Common Shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)	a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)	more typically, a voting instruction form (a “VIF”), which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the VIF.

The purpose of these procedures is to permit beneficial holders to direct the voting of the Common Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or a VIF from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a VIF, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.

Additional Information for Non-Registered Shareholders

This Circular and accompanying materials are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares: those who object to their name being made known to the Corporation (called OBOs or Objecting Beneficial Owners) and those who do not object to the Corporation knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). Provided the Corporation complies with the applicable provisions of National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Corporation is permitted to directly deliver the Meeting materials to its NOBOs. If you are a non-registered Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive with your Meeting materials a VIF. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs it receives. Please return your voting instructions as specified in the request for voting instructions.

Revocability of Proxies

A registered Shareholder executing and delivering a proxy has the power to revoke it in accordance with the provisions of section 148(4) of the Canada Business Corporations Act, which provides that every proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing and delivered either to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

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Voting Shares and Principal Holders

As at March 18, 2015, the authorized capital of the Corporation consists of an unlimited number of Common Shares and 100,000,000 preferred shares, of which 14,527,571 Common Shares and no preferred shares are issued and outstanding. The Common Shares are entitled to be voted at the Meeting and on a ballot each Common Share is entitled to one vote. The board of directors of the Corporation (the “Board”) has fixed the record date for determination of the Shareholders entitled to attend and vote at the Meeting as March 18, 2015. Only holders of record at the close of business on the record date are entitled to vote the Common Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting. A simple majority of votes cast are required to approve all matters to be submitted to a vote of Shareholders at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at March 18, 2015, the only persons that beneficially own, directly or indirectly, or exercise control or direction over, more than 10 per cent of the outstanding Common Shares are:

(i)	Cyrus Capital Partners L.P., which maintains an aggregate number of Common Shares held by all of its managed accounts of 6,452,141 Common Shares, which represents approximately 44.4% of the outstanding Common Shares; and

(iii)	Mudrick Capital Management, L.P., which maintains an aggregate number of Common Shares held by all of its managed accounts of 2,860,473 Common Shares, which represents approximately 19.7% of the outstanding Common Shares.

As at March 18, 2015, the directors and officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one percent of the issued and outstanding Common Shares.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

At the Meeting, shareholders will be asked to consider and, if thought appropriate, pass a resolution approving a new share compensation plan. Under the new share compensation plan, directors and officers of the Corporation would be eligible for awards of restricted share units and performance share units, and grants of stock options. See “Approval of New Share Compensation Plan”.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is seven. Each person whose name appears hereunder is proposed by management to be nominated for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation or until they sooner cease to hold office.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associates or affiliates as at March 18, 2015. The information as to Common Shares beneficially owned or over which control or direction is exercised has been furnished by the respective proposed nominees individually.

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JOHN BRECKER
Age: 51
New York, New York USA
Director since: September 13, 2012
Independent

Mr. Brecker is a director of Bowery Management and a principal of Drivetrain Advisors. He is a Co-founder of Longacre Fund Management, LLC with offices in New York, NY and London, England and has served as a principal of that organization since 1999. Mr. Brecker has both domestic and international experience in investing and operations management.

Mr. Brecker has a law degree from St. John’s University School of Law, J.D. and a Bachelor of Arts in Political Science from American University.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	11/11	100%
Deferred Share Units	Nil	Audit Committee	5/5	100%
Options	Nil	Other Public Boards
Phantom Share Units	13,149	Dune Energy Inc.
Restricted Share Units	Nil

TODD DILLABOUGH
Age: 53
Calgary, Alberta Canada
Director since: September 13, 2012
Independent

Mr. Dillabough is a director of Trident Resources Corporation and a former director of Aveos Fleet Performance Inc. Previously, he was Chief Executive Officer and Chief Operating Officer of Trident Resources Corporation and Pioneer Natural Resources Canada Inc. Mr. Dillabough has domestic and international operational management, M&A, capital markets and financial restructuring experience.

Mr. Dillabough has a B.Sc Geology from the University of Calgary.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	10/11	91%
Deferred Share Units	Nil	Governance, Human Resources &
Options	Nil	Compensation Committee	5/5	100%
Phantom Share Units	13,149	Environmental, Health & Safety Committee	4/4	100%
Restricted Share Units	Nil	Other Public Boards
		Nil

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WALTER JONES
Age: 61
Denver, CO USA
Director since: September 13, 2012
Independent

Mr. Jones was the Managing Director of CoMetrics Partners LLC from 2010 thru 2013 specializing in restructuring and financial advisory services. From 2006 to 2010, he was a partner with JH Cohn, LLP, a consulting, audit and tax advisory firm. From 1997 to 2006, he was a Principal with Mahoney Cohen, a consulting, audit and tax advisory firm. Mr. Jones is currently a director and member of the Audit Committee of Neenah Enterprises, Inc., a director of International Wire Group, Inc., as well as Chairman of the board of directors of PMI Group, Inc.

Mr. Jones has a Bachelor of Science degree in industrial engineering from Pennsylvania State University.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	11/11	100%
Deferred Share Units	Nil	Audit Committee	5/5	100%
Options	Nil	Other Public Boards
Phantom Share Units	13,149	Neenah Enterprises Inc. - Member, Audit
Restricted Share Units	Nil	CommitteeInternational Wire Group, Inc.

LESLIE LEDERER
Age: 66
Chicago, Illinois USA
Director since: September 13, 2012
Independent

Mr. Lederer is an attorney who assists his clients with financing, restructuring and M&A activities. He has worked with both Canadian and American counsel and financiers in turning companies around. He has acted as a consultant in financing, restructuring and mergers and acquisitions since 2008.

Mr. Lederer was interim President and Chief Executive Officer of Catalyst Paper Corporation from June 2013 to September 2013. From July 2007 to August 2008, he was senior advisor for SSAB Svenskt Stal AB a Swedish based international steel producer. Prior to that he was at IPSCO Inc. in the capacity of Vice President, Secretary and General Counsel when it was acquired by SSAB.

Mr. Lederer has a B.Sc Accounting, from the University of Illinois, is a Certified Public Accountant, and a J.D. College of Law from the University of Illinois.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	11/11	100%
Deferred Share Units	Nil	Governance, Human Resources &
Options	Nil	Compensation Committee	5/5	100%
Phantom Share Units	13,149	Environmental, Health & Safety Committee	4/4	100%
Restricted Share Units	Nil	Other Public Boards
		Nil

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JILL LEVERSAGE
Age: 58
Vancouver, BC, Canada
Director since: June 24, 2013
Independent

Ms. Leversage has served as a managing director of Highland West Capital, a mid-market private merchant bank since 2013. From 2012 to 2013, Ms. Leversage acted as a financial consultant and from 2002 – 2011 was the Managing Director, Investment Banking of the investment banking arm of a Canadian chartered bank.

Ms. Leversage is a senior financial executive with over 25 years’ experience in Corporate Finance and Investment Banking, including extensive experience in providing strategic advice to clients, executing M&A mandates, as well as debt and equity financings.

In addition to Catalyst Paper, Ms. Leversage is on the boards of MAG Silver Corporation, Delta Gold Corporation and Partnerships BC.

Ms. Leversage is a Fellow of the Institute of Chartered Accountants of British Columbia and also a Chartered Business Valuator of the Canadian Institute of Chartered Business Valuators and an Accredited Director of the Chartered Secretaries & Administrators.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	3,940	Board of Directors	11/11	100%
Deferred Share Units	Nil	Audit Committee (August, 2014 – present)	2/5	100%
Options	Nil	Governance, Human Resources &
Phantom Share Units	13,149	Compensation Committee
Restricted Share Units	Nil	(January – July, 2014)	3/5	100%
		Environmental, Health & Safety Committee
		(January - July, 2014)	3/4	100%
		Other Public Boards
		Delta Gold Corporation – Chair, Audit Committee
		MAG Silver – Member, Audit Committee

JOE NEMETH
Age: 50
Langley, BC, Canada
Director since: October 1, 2013
Non-independent

Mr. Nemeth was appointed the Corporation’s President and Chief Executive Officer on October 1, 2013. Mr. Nemeth has over 30 years of pulp and paper experience, including line management positions in sales, marketing and operations.

From 2010 to 2012 Mr. Nemeth was the President and Chief Executive Officer of Canfor Pulp Products Inc. and from 2003 to 2009 was Vice-President, Sales and Marketing of the Canfor Pulp Income Fund.

Mr. Nemeth has a Master of Business Administration from the University of Western Ontario and a Bachelor of Forestry (Honours) from the University of British Columbia.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	11/11	100%
Deferred Share Units	Nil	Other Public Boards
Options	Nil	Fortress Paper Ltd. - Lead Director
Phantom Share Units	449,438
Restricted Share Units	Nil

8

PIERRE RAYMOND
Age: 60
Montreal, PQ, Canada
Director since: July 8, 2014
Independent

Mr. Raymond retired in May 2014 from Stikeman Elliott as a partner in the Montréal office. He served as Chair of the firm from 2006 to 2012 and as a member of the Partnership Board and the Executive Committee from 1997 to 2012. After he stepped down as Chair of the firm, Mr. Raymond continued to coordinate the firm’s multiple country and regional initiatives and maintained a management role in the Montréal office, with a focus on client relations. His practice focused primarily on public mergers and acquisitions, securities regulation and corporate finance. Mr. Raymond was counsel to various corporations with regard to national and international securities offerings, tender offers and financings. Mr. Raymond also counselled US and European clients with respect to Québec law in connection with international privatizations, tender offers and acquisitions.

Securities Held		Board and Committee Membership	Meeting	Attendance
Common Shares	Nil	Board of Directors	11/11	100%
Deferred Share Units	Nil	Governance, Human Resources &
Options	Nil	Compensation Committee
Phantom Share Units	13,149	(January – July, 2014)	3/5	100%
Restricted Share Units	Nil	Environmental, Health & Safety Committee
		(July, 2014 - present)	2/4	100%
		Other Public Boards
		Imvescor Restaurant Group Inc. – Governance Committee

The Corporation does not have an executive committee.

Except as disclosed in this Circular, to the knowledge of the Corporation, none of the directors of the Corporation:

(a)	is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity:

(i)	was the subject of a cease trade or similar order, or an order that denied the other relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)	is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

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To the knowledge of the Corporation, no director of the Corporation has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Dillabough was the Chief Executive Officer of Trident Exploration Corp. when it filed a voluntary petition for relief under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and under Chapter 11 of the United States Bankruptcy Code in September 2009. Mr. Dillabough was a director of Aveos Fleet Performance Inc. when that company filed a voluntary petition for relief under the CCAA on March 19, 2012. Mr. Dillabough resigned from Aveos Fleet Performance Inc. immediately following the filing.

Majority Voting Policy

As part of its ongoing review of corporate governance practices, on March 6, 2013 the Board adopted a policy providing that in an uncontested election of directors, if the number of shares “withheld” for any nominee exceeds the number of shares voted “for” such nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall, within five days following the date of the final scrutineer’s report on the ballot, tender his or her written resignation to the Chair of the Board.

The Governance, Human Resources and Compensation Committee (the “GHRCC”) will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation. In its deliberations, the GHRCC will consider all factors deemed relevant. The Board will take formal action on the GHRCC’s recommendation no later than 90 days following the date of the applicable shareholders’ meeting and will announce its decision via press release. No director who is required to tender his or her resignation shall participate in the GHRCC’s deliberations or recommendations or in the Board’s deliberations or determination.

If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the next annual general meeting, or may appoint a new director, who the Board considers to merit the confidence of the Shareholders, to fill the vacancy, or may call a special meeting of Shareholders at which there will be presented a management slate to fill the vacant position or positions.

APPOINTMENT OF AUDITORS

KPMG LLP are the current auditors of the Corporation. At the Meeting, the holders of Common Shares will be asked to reappoint KPMG as auditors of the Corporation to hold office until the next annual meeting of the Shareholders of the Corporation or until a successor is appointed. A predecessor firm of KPMG LLP was first appointed to such office in 1946.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of the Shareholders or until a successor is appointed.

APPROVAL OF NEW Share Compensation Plan

Background

In 2013, the Corporation adopted a discrete three-year Medium to Long Term Incentive Plan (the “MLTIP”) which is described in the Compensation Discussion and Analysis described below. The purpose of the MLTIP was to attract and retain executives, strengthen their commitment to the welfare of the Corporation and align their interests with those of the Corporation and its stockholders. Awards were made in respect of two periods: January 1, 2013 to December 31, 2015, and January 1, 2014 to December 31, 2016.

As both tranches of MLTIP awards will expire in the next two years, the Corporation has reviewed alternatives to the present MLTIP. Specifically, the Corporation wishes to develop a Long Term Incentive Plan (“LTIP”), to provide rewards that are closely aligned to shareholder interests and provide the basis for the executives to meet anticipated forthcoming shareholder ownership guidelines to be set by the Board. To that end, the Corporation is proposing to adopt a new share compensation plan (the “Share Compensation Plan”). If the Share Compensation Plan is approved by the shareholders, the Corporation will have the flexibility to settle equity-denominated LTIP awards in cash, common shares issued from treasury or shares purchased on the open market.

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The Corporation has not yet designed the replacement LTIP, but has developed guiding principles in support of the design, including: (a) flexibility to vary the type of vehicle used in each year, (b) simplicity in its design and administration, (c) alignment within the Corporation’s life cycle and transition, (d) emphasis on performance that supports long-term shareholder value creation, and (e) the right balance between performance and retention considerations.

The GHRCC has not made any decisions respecting the actual design of the new LTIP plan or the specific use or award of any stock options or other share-based awards. The GHRCC has been looking at LTIP design alternatives and will finalize the design as the need arises (e.g. with the recruitment of new executives or prior to the end of the outstanding MLTIP).

The Share Compensation Plan will provide participants with the opportunity, through restricted share units (“RSUs”), performance share units (“PSUs”) and stock options (“Options”), to acquire an ownership interest in the Corporation. RSUs are units that vest with the satisfaction of certain restrictions, notably a requirement that an individual remains eligible for awards for a specified period of time. PSUs are units that vest in accordance with the satisfaction of certain criteria tied to the performance of the participant and the Corporation. Unlike Options, RSUs and PSUs do not require the payment of any monetary consideration to the Corporation. Instead, RSUs and PSUs represent the right to receive Common Shares, or a payment representing such Common Shares, following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units & Performance Share Units – Vesting Provisions” below. Options, on the other hand, are rights to acquire the Corporation’s Common Shares upon payment of certain consideration (i.e. the exercise price), subject also to vesting criteria determined at the time of the award. See “Options – Vesting Provisions” below.

Key Provisions of the Share Compensation Plan

The Share Compensation Plan incorporates a number of provisions which are intended to more closely align the Corporation’s approach to equity awards with best practices. In particular:

•	Rolling share reserve capped at 10% of issued and outstanding Common Shares with options counting as one and RSUs or PSUs counting as two Common Shares towards such plan maximum. This has the effect of reducing the number of full value awards (RSUs and PSUs) that may be granted as compared to options

•	Share reserve aligns with market practice among the Corporation’s peers in Canada and the U.S., and is anticipated to support several annual LTIP awards

•	Includes restrictions on the number of Common Shares that can be awarded to non-employee directors (i.e., less than 1%)

•	Supports share ownership amongst the executive team while minimizing cash flow obligations to the Corporation

•	Awards will vest over time with a portion based on robust, pre-defined performance criteria

•	Termination provisions including double-trigger vesting upon a Change of Control (e.g., requiring both a Change of Control and failure to assume the Share Compensation Plan or termination of employment to accelerate vesting)

The following description of the Share Compensation Plan is written on the assumption that the Share Compensation Plan, as presented to shareholders, is approved at the Meeting. A copy of the proposed Share Compensation Plan is attached to this Circular as Schedule “A”.

Purpose of the Share Compensation Plan and Participants

The stated purpose of the Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of directors, officers, employees and consultants are aligned with the success of the Corporation; (b) promoting the belief that executive compensation should be performance based; (c) providing a compensation mechanism for directors, officers, employees and consultants that appropriately reflects the responsibility, commitment and risk accompanying their management roles; (d) providing compensation opportunities to attract, retain and motivate such persons; and (e) allowing directors, officers, employees and consultants to participate in the success of the Corporation.

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Each director, officer, employee and consultant of the Corporation and its subsidiaries will be eligible to participate in the Share Compensation Plan.

Administration of the Share Compensation Plan

The Share Compensation Plan will be administered by the GHRCC, which has the power to, from time to time: (i) interpret the Share Compensation Plan and any award agreement in relation to an award given under the Share Compensation Plan; (ii) determine the eligibility of persons to participate in the Share Compensation Plan; (iii) decide when RSUs, PSUs and Options will be awarded or granted; (iv) determine the number of RSUs, PSUs and Options to be awarded or granted; (v) determine whether, to what extent and under what circumstances RSUs, PSUs and Options may be exercised, in either cash or Common Shares, or cancelled, forfeited or suspended; (vi) determine the vesting criteria for each award of RSUs or PSUs, and the vesting criteria, expiry date and exercise price for each grant of Options; (vii) decide all other terms and conditions of each award and grant; and (viii) determine all such other matters as are contemplated by the Share Compensation Plan, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares available for issuance upon the vesting of RSUs, PSUs and Options granted under the Share Compensation Plan will be limited to 10% of the number of issued and outstanding Common Shares from time to time (i.e. on a “rolling” basis), subject to the restrictions described below. As of the date of this Circular, the Corporation has 14,527,571 Common Shares issued and outstanding.

For the purposes of the Share Compensation Plan, awards of RSUs and PSUs will, on the date of the grant, count against the maximum number of Common Shares issuable under the Share Compensation Plan as two Common Shares for every one Common Share covered by such PSUs or RSU, while Option awards will count against the maximum number of Common Shares issuable under the Share Compensation Plan as one Common Share for every one Common Share covered by such Option.

Restrictions on the Award of RSUs, PSUs and Grant of Options

Certain restrictions on awards of RSUs and PSUs and grants of Options apply, as follows: (a) the total number of Common Shares issuable to any one person under the Share Compensation Plan and any other share compensation arrangements of the Corporation cannot exceed 2% of the Common Shares then issued and outstanding; (b) the number of Common Shares reserved for issuance under the Share Compensation Plan together with any other share compensation arrangements of the Corporation cannot exceed 10% of the Common Shares then issued and outstanding, subject to the qualification described above; (c) the number of Common Shares issued to insiders within any one-year period and issuable to insiders at any time under the Share Compensation Plan and any other share compensation arrangements of the Corporation cannot exceed 10% of the Common Shares then issued and outstanding; and (d) the number of Common Shares issued to non-employee directors under the Share Compensation Plan and any other share compensation arrangements of the Corporation cannot exceed 1% of the Common Shares then issued and outstanding.

Restricted Share Units & Performance Share Units

(a)	Mechanics for RSUs and PSUs

RSUs and PSUs awarded to participants under the Share Compensation Plan will be credited to an account that will be established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU or PSU awarded will conditionally entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria. Once the vesting criteria established by the GHRCC at the time of the award have been satisfied, RSUs and PSUs awarded under the Share Compensation Plan may be redeemed: (i) for Common Shares issued from treasury; (ii) by lump-sum cash payment of equivalent value; or (iii) by the Corporation purchasing Common Shares on the open market and delivering the Common Shares to the relevant participant, in each case at the sole discretion of the GHRCC.

(b)	Vesting Provisions

The Share Compensation Plan provides that at the time of the award of RSUs or PSUs, the GHRCC will determine the vesting criteria applicable to the awarded RSUs and PSUs. It is the GHRCC’s current intention that RSUs will be awarded with a three-year time-based cliff vesting provision, and that PSUs will be awarded with performance-based vesting provisions based on a three-year performance period, in each case as a component of the Corporation’s LTIP.

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(c)	Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (in each case, an “Event of Termination”).

Under the Share Compensation Plan, notwithstanding the above, if a participant dies, suffers a permanent disability, or retires in accordance with the Corporation’s retirement policy at such time, any unvested RSUs or PSUs held by such a participant will not be forfeited or cancelled and instead will vest, pro-rated for the portion of the original vesting period through the Event of Termination, on the originally scheduled vesting date, in accordance with the provisions of the Share Compensation Plan. In the case of PSUs, the pro-rata portion of the PSU to vest will also be adjusted to reflect the measure of performance toward achievement of the performance milestones as at the date of the Event of Termination.

(d)	Other Terms

Under the Share Compensation Plan, should the vesting of an RSU or a PSU fall within a blackout period or within nine business days following the expiration of a blackout period, the vesting will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan provides that in the event of a change of control transaction where the acquiring entity has agreed to assume the Share Compensation Plan all outstanding RSUs and PSUs continue to vest on the same terms and conditions prior to the change of control. However, in the event of a change of control transaction where the acquiring entity either:

i.	does not agree to assume all of the obligations of the Corporation under the Share Compensation Plan; or

ii.	after assuming the obligations of the Corporation under the Share Compensation Plan (a) terminates (other than for cause) a participant holding any RSUs or PSUs, or (b) a participant resigns with Good Reason (as such term is defined in the Share Compensation Plan);

then in either case all unvested RSUs and PSUs will vest on the date of the change of control, termination or resignation, as applicable.

The Share Compensation Plan also provides that any unvested RSUs or PSUs will vest at such time as determined by the GHRCC such that RSU and PSUs holders will be able to participate in a change of control transaction, including by surrendering such RSUs or PSUs to the Corporation or a third party or exchanging such RSUs or PSUs for consideration in the form of cash and/or securities.

Options

(a)	Mechanics for Options

Option grants will entitle the holder thereof to the issuance of Common Shares upon achievement of the vesting criteria (if applicable) and payment of the applicable exercise price. The Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the GHRCC at the time of the grant have been satisfied. However, the Corporation has the flexibility through the provisions of the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e. pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan’s reserve.

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(b)	Vesting Provisions

The Share Compensation Plan provides that at the time of the grant of Options, the GHRCC will determine the vesting criteria applicable to the granted Options.

(c)	Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination (as defined above). In such circumstances, unless otherwise determined by the GHRCC in its discretion, the treatment of unvested and vested Options will depend on the manner of the Event of Termination and whether the participant was an employee, officer, director or consultant, in the following manner:

(i)	where there is an Event of Termination due to a participant’s resignation (other than where a participant was requested to resign as an alternative to being terminated for cause), or where a participant’s contract as a consultant terminates at its normal termination date, such participant’s unvested Options will be cancelled and their vested Options will continue to be exercisable (to the extent they were exercisable at the Event of Termination) until the earlier of (a) 30 days after the Event of Termination and (b) the expiry date set out in the Option award, after which time such Options will be terminated;

(ii)	where there is an Event of Termination due to a participant being terminated without cause, including a constructive dismissal, or where a participant’s contract as a consultant is terminated before its normal termination date without cause, such participant’s unvested Options will be cancelled and their vested Options will continue to be exercisable (to the extent they were exercisable at the Event of Termination) until the earlier of (a) 90 days after the Event of Termination and (ii) the expiry date set out in the Option award, after which time such Options will be terminated;

(iii)	where there is an Event of Termination due to a participant being terminated with cause, or where a participant’s contract as a consultant is terminated before its normal termination date with cause, including where a participant resigns from their employment or terminates their contract as a consultant after being requested to do so as an alternative to being terminated for cause, such participant’s unvested Options will be cancelled and their vested Options will continue to be exercisable (to the extent they were exercisable at the Event of Termination) until the earlier of (a) 8 days after the Event of Termination and (b) the expiry date set out in the Option award, after which time such Options will be terminated;

(iv)	where there is an Event of Termination due to an employee, officer, or director retiring or suffering a permanent disability, such participant’s unvested Options will continue to vest in accordance with the vesting provisions set out in the Option award and their vested Options will continue to be exercisable (to the extent they were exercisable at the Event of Termination) until the earlier of (a) 24 months after the Event of Termination and (b) the expiry date set out in the Option award, after which time all Options of the participant, vested or unvested, will be terminated;

(v)	where there is an Event of Termination due to the death of an employee, officer, or director, such participant’s unvested Options will continue to vest in accordance with the vesting provisions set out in the Option award and their vested Options will continue to be exercisable (to the extent they were exercisable at the Event of Termination) until the earlier of (a) 12 months after the Event of Termination and (b) the expiry date set out in the Option award, after which time all Options of the participant, vested or unvested, will be terminated; and

(vi)	where there is an Event of Termination due to the death or permanent disability of a consultant, such consultant’s unvested Options will continue to vest in accordance with the vesting provisions set out in the Option award and their vested Options will continue to be exercisable (to the extent they were exercisable at the Event of Termination) until the earlier of (a) 180 days after the Event of Termination and (b) the expiry date set out in the Option award, after which time all Options of the participant, vested or unvested, will be terminated.

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(d)	Other Terms

The GHRCC will determine the exercise price and term/expiration date of each Option, provided that the exercise price shall not be less than the fair market value (i.e. the closing market price of the Common Shares on the previous trading day) on the date the Option is granted and no Option shall be exercisable after ten years from the date on which it is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan provides that in the event of a change of control transaction where the acquiring entity has agreed to assume all of the obligations of the Corporation under the Share Compensation Plan all outstanding Options continue to vest on the same terms and conditions prior to the change of control. However, in the event of a change of control transaction where the acquiring entity either:

i.	does not agree to assume all of the obligations of the Corporation under the Share Compensation Plan; or

ii.	after assuming the obligations of the Corporation (a) terminates (other than for cause) a participant holding any Options or (b) a participant resigns with Good Reason (as such term is defined in the Share Compensation Plan);

then in either case all unvested Options will vest on the date of the change of control, termination or resignation, as applicable.

The Share Compensation Plan also provides that any unvested Options will vest at such time as determined by the GHRCC such that Option holders will be able to participate in a change of control transaction, including by surrendering such Options to the Corporation or a third party or exchanging such Options for consideration in the form of cash and/or securities.

Transferability

RSUs and PSUs awarded and Options granted under the Share Compensation Plan are non-transferable other than in cases of the death or incapability of the participant.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU, PSU or Option at any time without the consent of any participants under the Share Compensation Plan provided that such amendment shall:

(a)	not adversely materially alter or impair any RSU, PSU or Option previously granted except (i) as permitted by the adjustment provisions of the Share Compensation Plan, (ii) if such an amendment is consented to by the holder of the RSU, PSU or Option, as applicable, and (iii) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including the Toronto Stock Exchange (“TSX”);

(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and

(c)	be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:

i.	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

ii.	amendments that are necessary for RSUs, PSUs or Options to qualify for favourable treatment under applicable tax laws;

iii.	amendments to reflect any requirements of any regulatory authorities to which the Corporation is subject, including the TSX;

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iv.	amendments to any vesting provisions of an RSU, PSU or Option (if applicable);

v.	amendments to the expiration date of an RSU, PSU or Option that does not extend the term of an RSU, PSU or Option past the original date of expiration for such RSU, PSU or Option, provided, however, that the original date of expiration for RSUs or PSUs awarded to non-Insiders may be so extended; and

vi.	amendments to modify the cashless exercise feature for Options, whether such feature provides for payments in cash or securities, so long as any such feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares available under the Plan.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

i.	increase the number of Common Shares, or rolling maximum, reserved for issuance under the Shareholder Compensation Plan;

ii.	increase the limit on participation by non-employee directors;

iii.	permit RSUs, PSUs or Options to be transferable or assignable other than for normal estate settlement purposes;

iv.	reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

v.	extend the term of any Option beyond the original term (except if such period is being extended by virtue of a blackout period), provided, however, that the original date of expiration for RSUs or PSUs awarded to non-insiders may be so extended without shareholder approval; or

vi.	amend the amendment provisions in the Share Compensation Plan.

Proposed Resolution and Board’s Recommendation

The ordinary resolution (the “Share Compensation Plan Resolution”), substantially in the form below, must be passed by at least a majority of the votes cast at the Meeting.

BE IT RESOLVED THAT:

1.	the Share Compensation Plan of the Corporation (the “Share Compensation Plan”) as described in the management information circular dated March 18, 2015 and attached as Schedule “A” thereto is hereby approved, subject to the Corporation obtaining all required approvals from the Toronto Stock Exchange and any other regulatory authorities; and

2.	any director or officer of the Corporation is hereby authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to this resolution.

The Board has unanimously approved the Share Compensation Plan and recommends to Shareholders that they vote FOR the Share Compensation Plan. In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the approval of the Share Compensation Plan.

Catalyst Paper Corporation Background

The Corporation and certain of its subsidiaries filed for protection under the CCAA on January 31, 2012. As a result of that filing, the TSX suspended the trading of the Corporation’s common shares on the TSX on February 1, 2012 and delisted the Corporation’s common shares effective as of the close of markets on March 8, 2012. The Corporation’s stock option and restricted share unit plans in effect at that time ceased to be in effect upon the delisting.

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The Corporation implemented a plan of arrangement (“Plan of Arrangement”) under the CCAA that was completed on September 13, 2012. Effective on that date, all issued and outstanding common shares, stock options, restricted share units and deferred share units of the Corporation were deemed automatically cancelled and of no further force and effect. Pursuant to the Plan of Arrangement 14,400,000 new Common Shares were issued to certain secured creditors of the Corporation on September 13, 2012 and a further 127,571 new Common Shares were issued to certain creditors of the Corporation on December 19, 2012.

On January 7, 2013, the Corporation’s new Common Shares were listed on the TSX. Since the Plan of Arrangement, except for the Share Compensation Plan to be considered for approval at this Meeting, the Corporation has not applied for, or received any approval from, the TSX for a new share compensation or stock option plan.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Corporation’s executive compensation strategy is based on a compensation philosophy which includes three principal components:

(i)	base salary and benefits aimed at compensating the executive for specific and general accountabilities as well as the skills, knowledge and experience brought to the job;

(ii)	short term incentives payable in cash intended to focus initiative on annual objectives and reward behaviour that achieves corporate performance targets; and

(iii)	mid and long term incentives granted partly through the issuance of equity based compensation, such as stock options, restricted share units, phantom share units and deferred share units, to encourage the enhancement of Shareholder value and partly payable in cash.

The total compensation strategy is intended to accomplish the following objectives:

•	to attract executive officers who have demonstrated superior leadership and management skills;

•	to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

•	to link the interests of the executive officers with those of the Shareholders; and

•	to motivate executive officers to achieve excellence within their respective areas of accountability.

Current Peer Group

The Corporation believes its compensation objectives will be reached with a total compensation package which corresponds to base salaries targeted at or below the median of primary and/or secondary peer groups established by the Board. The primary peer group to which Catalyst compared its compensation is comprised of forestry and paper product companies with revenue between $250 million and $3 billion. These companies represent the talent market for Catalyst’s executives (i.e., where we lose executives to and recruit from) and Catalyst’s 2013 revenue was were generally aligned with the median of the primary peer group. The following table outlines Catalyst’s primary peer group:

Ainsworth Lumber Co. Ltd.	Canfor Corporation
Fortress Paper Ltd.	Interfor Corporation
Mercer International Inc.	Norbord Inc.
Stella-Jones Inc.	Tembec Inc.
West Fraser Timber Co. Ltd.	West Forest Products Inc.

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As a secondary reference, Catalyst also compares its compensation to companies in capital intensive industries such as forestry, oil and gas, utilities and mining that participate in Towers Watson’s General Industry Executive Compensation Survey. The inclusion of secondary comparator companies is determined by size using annual revenue between $600 million and $2.5 billion.

The GHRCC reviews and benchmarks the Corporation’s total compensation for its executives against the comparator peer group to ensure that Catalyst is providing competitive compensation. Actual awards paid to executives will vary based upon both individual and corporate performance as determined by the GHRCC. Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile pay. Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.

Various sources of market data are used to ensure that executive compensation levels are aligned with competitive market trends and that the executive compensation plan remains competitive relative to total compensation packages for similar roles in the forest industry and general industry.

Base Salary, Benefits and Perquisites

Base salary is a fixed element of compensation or each executive officer for performing his or her position’s specific responsibilities and is typically determined with general reference to, among other things, base salary compensation at industry peers. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented executive officers. Base salaries are targeted at or below the median of primary and/or secondary peer groups established by the Board with the assistance of independent consultants. Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

Short Term Incentive Plan

The executive short-term incentive plan (“STIP”) is intended to provide variable pay based on the achievement of measurable corporate and individual performance objectives. Each executive position has a target STIP award value that is expressed as a percentage of base salary. The percentage of base salary represented by the target STIP award for each Named Executive Officer (as defined below) is as follows: Mr. Nemeth: 60%; Messrs. Baarda, Bayles: 45%; Mr. Posyniak: 40%; Mr. Stapleton: 30%. Target STIP potential is established such that target total cash compensation is positioned between the 75th and 90th percentile levels of the primary peer group. STIP targets and awards are designed to be reflective of executive performance and are linked to specific value creation within the organization, critical to the viability of a cyclical business. STIP awards are allocated in cash.

The Board established a STIP program for the 2014 calendar year for all salaried employees, including executives. The pool available for STIP payments was calculated as 15% of savings of audited Opportunities for Improvement program (OFIs) by an EBITDA multiplier. STIP awards to executives are based on the recommendation of the CEO and subject to the approval of the GHRCC.

STIP payments to all salaried employees in respect of 2014 performance were funded at 22.5% of target. This is based on $16.1M in OFI achievement multiplied by 75% EBITDA performance. The Board made STIP payments from this pool to executives in 2015 in respect of company and individual performance in 2014.

Deal completion bonuses related to the acquisition of the Rumford, Maine and Biron, Wisconsin mills were paid to the Named Executives Officers in 2015.

The Board has adopted a new design for the STIP plan for use in 2015 that will be driven by improvement in free cash flow and allocated based on important corporate, business unit and individual measures that focus on increased efficiency, improved safety and quality. The new plan will introduce higher short-term incentive targets in respect of 2015 for the CEO and certain executives as follows: Mr. Nemeth: 100% of salary; Messrs. Bayles and Posyniak: 60%; and Mr. Stapleton: 40%.

Mid to Long Term Incentive Plan

The Board believes that executives should have a stake in the Corporation’s future and their interests should be aligned with those of the shareholders.

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The MLTIP has targets established for each participant and has three components, each based on 1/3 of the target MLTIP over the MLTIP period for each executive:

1.	Time based awards, payable in three instalments at the end of each year of the applicable MLTIP period either through allocations to the Corporation’s Supplemental Retirement Plan for Senior Executives (the “SERP”) or in cash.

2.	Performance based cash awards where free cash flow (calculated as EBITDA less capital expenditures, interest expense, taxes and employee future benefits (excess cash funding over expense)) for any year in the MLTIP period exceeds $1 million. The payment is calculated for each year by multiplying the 1/3 target MLTIP amount by the ratio of free cash flow for the year over $12.5 million to a maximum ratio of 2 to 1. There were no performance based cash awards earned in respect of 2014.

3.	Grants of PhantomSUs which provide for payments that correspond to the appreciation in the value of the underlying common shares from the grant date ($1.17 per share in the case of Mr. Nemeth; $1.20 per share in the case of Mr. Baarda; $2.59 per share in the case of Mr. Bayles; $2.20 per share in the case of Mr. Posyniak and $2.29 per share in the case of Mr. Stapleton) to the vesting date.

In order to be eligible for time based awards, the executive has to be employed by the Corporation on the applicable payment date. Time based awards under the MLTIP can be taken in cash or by way of an allocation under the Corporation’s SERP. Vesting of performance based cash awards and PhantomSUs granted under the MLTIP vest, and applicable payments occur, on December 31, 2016 (December 31, 2015 for Mr. Baarda) with accelerated vesting and payment on a pro-rated basis in the event of retirement, death or disability, termination without cause or change of control and similar events. Performance based cash awards and PhantomSUs are forfeited on resignation or termination with cause.

As described under “Compensation Discussion and Analysis”, the Corporation’s compensation strategy is intended to encourage the enhancement of Shareholder value and link the interests of the executive officers with those of the shareholders.

The Corporation determined that as part of its annual review of executive compensation, it would consider alternatives to the present MLTIP model. Specifically, the Corporation wishes to consider moving to an annual LTIP. See “Approval of New Share Compensation Plan – Background” for more information.

The Board and the GHRCC have considered the implications of the risks associated with the Corporation’s compensation policies and practices. No risks have been identified arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation. As a result, the Board and the GHRCC do not believe that the Corporation’s compensation policies and practices encourage executive officers of the Corporation to expose the Corporation to inappropriate or excessive risks.

Both the Board and the GHRCC are regularly briefed on the Corporation’s results and their effect on the Corporation’s compensation plans. The STIP for salaried employees and Opportunities for Improvement plan applying to hourly employees are both driven by the financial gains made from operational improvements. The gains are subject to review and validation by the Director of Audit and Risk Management, who reports his finding directly to the Audit Committee. The MLTIP provides the GHRCC with the capacity to apply informed judgement to adjust payouts in the case of an extraordinary event.

The Corporation does not currently have a policy on whether or not a named executive officer (as described below) or director is permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the named executive officer or director.

Performance Graph

As described elsewhere in this Circular, the Corporation’s current Common Shares (symbol: CYT) were listed and commenced trading on the TSX on January 7, 2013. The TSX had previously suspended trading of the Corporation’s former common shares (symbol: CTL) on February 1, 2012 and delisted them on March 8, 2012 due to the Corporation’s proceedings under the CCAA. The Corporation’s former common shares were then cancelled on September 13, 2012 for no consideration when the restructuring under the Plan of Arrangement completed.

For historical purposes, the following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return from an investment in the Corporation’s former common shares (symbol: CTL) with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”) and the TSX Paper & Forest Products Group and Sub Group (“TSX P&FP”) over the period from December 31, 2008 to March 8, 2012 when they were delisted and illustrates a cumulative return on a $100 investment in the Corporation’s former common shares made on December 31, 2008 as compared with the cumulative return on the S&P/TSX and the TSX P&FP on the same dates.

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The graph also provides a corresponding comparison for the new Common Shares (symbol: CYT) for the period January 2, 2014 to December 31, 2014. Performance as indicated in the graph does not necessarily indicate future performance.

	Dec 31/10	Dec 31/11	Dec 31/12	Dec 31/13	Dec 31/14
CTL	117.5	17.5	7.5	n/a	n/a
CYT	n/a	n/a	n/a	67.5	152.0
S&P/TSX	117.2	107.2	114.7	129.3	142.9
TSX P&FP	125.6	32.6	53.8	79.6	95.6

The graph above reflects how the Corporation continued to be negatively impacted by structural changes in the industry in 2010 to 2014 including permanently reduced demand for certain paper products and significant excess production capacity. During this period, the Corporation structured its executive compensation strategy to take into account the cyclical nature and structural deficiencies of the industry and the need to link compensation to specific, objective executive goals, despite cyclicality and deficiencies. No STIP awards were made in respect of the first half of 2010, the last three quarters of 2011, 2012 or in respect of 2013 and 2014.

Compensation Governance

The GHRCC was established by the Board to assist the Board in fulfilling its responsibilities relating to, among other things, determining compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the GHRCC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair and competitive, consistent with the best interests of the Corporation.

The GHRCC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO” or “Chief Executive Officer”) and for evaluating the CEO’s performance in light of those goals and objectives. The GHRCC recommends to the Board the CEO’s compensation based on such evaluation. The GHRCC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers, including incentive compensation plans, equity-based plans, the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits.

The GHRCC reviews and approves, at the beginning of each year, corporate objectives for the CEO. At the end of the year, the GHRCC evaluates the CEO’s performance against those objectives. The results of the assessment are reported to the Board. The GHRCC also reviews the performance of other executives with input from the CEO.

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The GHRCC determines the compensation of the Corporation’s executive officers, reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval. The GHRCC also administers any stock option or share-based compensation plans, if applicable, and makes recommendations regarding the granting of stock options or share-based compensation to executive management and other key employees of the Corporation where such stock option or share-based compensation plans are in effect.

The GHRCC met five times in the year ended December 31, 2014.

Messrs. Raymond, Lederer, and Dillabough are all experienced in corporate governance matters. Messrs. Lederer and Dillabough have served as corporate officers of publicly traded companies, and each has significant experience serving on human resources and compensation committees. Prior to joining the Corporation, Mr. Raymond was a securities and corporate finance lawyer with experience handling corporate governance matters.

Executive Compensation – Committee Activities and Related Fees

The GHRCC has the authority to retain and receive advice from compensation consultants to carry out its duties. The GHRCC periodically receives reports on current executive compensation practices from independent consultants. The last compensation review of all aspects of executive compensation was completed in 2012.

In 2014, the GHRCC engaged Towers Watson to complete a formal review of executive compensation. The GHRCC’s work plan developed with Towers Watson included both a review of total compensation as well as specific study of the Corporation’s MLTIPs. The fees paid to Towers Watson for work in relation to executive and director compensation matters was $74,323 in 2014.

While the 2014 executive compensation review was in its early stages, Catalyst began the negotiation to acquire the Rumford and Biron mills. Because the acquisition would change the scale and complexity of the Corporation, the GHRCC asked Towers Watson to expand its mandate to recommend any necessary changes to the peer group to which Catalyst compares it executive compensation.

The primary peer group has been revised to include publicly-traded Canadian forest and paper product companies with annual revenue between $500 million and $4.5 billion and publicly-traded U.S. paper product companies with revenue between $800 million and $2 billion. Given that close to 50% of Corporation’s business is now in the U.S., the talent market for executives has expanded to include similarly-sized U.S. paper product companies. Catalyst’s estimated 2015 revenue is positioned close to the 75th percentile of this larger group of companies. The primary peers are as follows:

Canadian Peers
Canfor Corporation	Canfor Pulp Products Inc.
Interfor Corporation	Mercer International Inc.
Norbord Inc.	Resolute Forest Products Inc.
Stella-Jones Inc.	Tembec Inc.
West Fraser Timber Co. Ltd.	West Forest Products Inc.
U.S. Peers
Clearwater Paper Corporation	Neenah Paper Ltd.
PH Glatfelter Co.	Verso Paper Corporation

The acquisition of the Biron, Wisconsin and Rumford Maine Mills expands the Corporation’s production capacity by 65%. The Corporation’s product lines and customer base also expands and results in further penetration of the US market. Because of the added scale and complexity of the Corporation, the Corporation has revisited the level of target total compensation of its executive team for closer alignment with the revised primary peer group. The Corporation intends, over time, to increase the compensation opportunity for the executives to reflect the increased scope and complexity of their roles and to align pay levels according to the Corporation’s compensation philosophy relative to the new peer group. Based on the revised peer group and the added scale and complexity of the roles, the CEO and certain executives received increases to their target compensation to more closely align with market pay levels.

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Towers Watson provides other services to the Corporation in connection with the administration of its salaried employee defined benefit pension plan (closed to new entrants since 1994). The consulting fees paid to Towers Watson for work related to pension plan administration, valuation and other activities was $374,162 in 2014.

The Corporation and Towers Watson have taken several steps to maintain the independence of the executive compensation consultant, including ensuring the consultant’s pay is not directly affected by any change in services provided by Towers Watson to management. In addition, the executive compensation consultant:

•	Is not the client relationship manager;

•	Is not involved in any client development activities related to increase consulting services to the Corporation;

•	Has limited interactions with management unless they specifically relate to matters for the GHRCC’s review and approval; and

•	Does not share any confidential information obtained through work with the GHRCC with other segments of Towers Watson.

Any decisions made by the Corporation with respect to the compensation of its executives are its own responsibility and may reflect factors and considerations other than the information provided by any compensation consulting firms.

Summary Compensation Table

The following table reflects compensation paid during 2014, 2013 and 2012 to each of the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer earning a combined salary and bonus in excess of $150,000 in 2014 (each a “Named Executive Officer” or “NEO).

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share based Awards(1) ($)	Option based Awards(2) ($	Annual Incentive Plans(3) ($)	Long term Incentive Plans(4) ($)	Pension Value(5) ($)	All Other Compensation(6) ($)		Total Compensation ($)
J. Nemeth	2014	575,000	—	—	85,000	175,000	294,390	—		1,129,390
President and Chief Executive Officer	2013	157,019	275,612	—	—	50,000	75,351	—		557,982
B. Baarda	2014	315,000	—	—	31,894	66,667	31,501	—		413,168
Vice President,	2013	290,000	94,554	—	—	258,400	29,000	—		671,954
Finance and Chief Financial Officer	2012	290,000		—	—	206,600	29,000	—		525,600
J. Bayles (7)	2014	237,500	101,659	—	34,557	50,000	21,612	—		445,062
Senior Vice President,	2013	198,750	—	—	605	—	9,968	—		209,332
Sales & Marketing	2012	195,000	—	—	1,502	—	9,825	—		206,327
L. Posyniak(8) Senior Vice President, Human Resources	2014	98,557	98,420	—	48,747	66,667	9,856	—		322,247
M. Stapleton	2014	232,020	30,498	—	15,661	20,012	25,522	43,406	(9)	367,119
Vice President and	2013	186,864	—	—	—	70,718	—	52,629	(9)	310,211
General Manager North American Sales and Product Development	2012	207,402	—	—	—	71,524	—	47,409	(9)	326,335

(1)	Represents the fair value of PhantomSUs as at Grant Date.
(2)	There are no outstanding option based awards.
(3)	No STIP payments were made in 2012, 2013 or 2014. Amounts in this column reflect other bonuses paid and STIP payments to be made in 2015 for 2014 performance.
(4)	Consists of payments made under the 2014 MLTIP.

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(5)	Amounts in this column for all NEOs reflect annual contributions and allocations to the Corporation’s defined contribution pension plan, including the SERP, for the years ended December 31, 2014, 2013, and 2012. The total pension contribution for Mr. Nemeth includes SERP allocations of $67,500 for 2013 and $270,000 for 2014 made pursuant to his employment contract.
(6)	Except where indicated, perquisites, including property and personal benefits, do not exceed in the aggregate $50,000 or more than 10% of the respective Named Executive Officer’s total salary for the financial year.
(7)	Mr. Bayles was appointed Senior Vice President, Sales and Marketing on April 1, 2014. Base salary reflects his total base salary in 2014 before and upon his appointment. Mr. Bayles is also a member of the company’s DB plan that was closed on January 1, 2010 with no more service being accrued.
(8)	Mr. Posyniak was appointed Senior Vice President, Human Resources and Corporate Services on August 11, 2014.
(9)	Amounts in this column for Mr. Stapleton are premiums paid by the Corporation for his health benefits, life insurance, FICA, Medicare, FUTA and an amount for car allowance.

Incentive Plan Awards

Stock Option Plan

The Corporation does not currently have a stock option plan and there were no stock options outstanding as of December 31, 2014. The Share Compensation Plan to be considered for approval at the Meeting as described in this Circular would enable the Corporation to issue stock options.

Phantom Share Unit Plan

The Corporation has a PhantomSU plan in connection with the current MLTIP. PhantomSUs do not entitle the holder to any shares of the Corporation. Each PhantomSU represents one Common Share and entitles the holder to a payment on the vesting date that corresponds to the increase in value of the underlying Common Shares from the grant date to the vesting date under the MLTIP calculated using the 20 day volume weighted average trading price on the TSX preceding the applicable date. PhantomSUs issued to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Vesting and payment is determined in accordance with the terms of the MLTIP. Currently there are 810,000 PhantomSUs outstanding under the MLTIP that are held by Named Executive Officers.

Share Compensation Plan

Other than the Phantom SU plan, the Corporation does not currently have an executive share compensation plan and there were no share awards (other than PhantomSUs) outstanding as of December 31, 2014. The Share Compensation Plan to be considered for approval at the Meeting as described in this Circular would enable the Corporation to issue Restricted Share Units and Performance Share Units.

Outstanding Share Based and Option Based Awards

The following table shows all outstanding PhantomSUs held by each of the Named Executive Officers as at December 31, 2014. There were no other share-based or option-based awards held by Named Executive Officers as at December 31, 2014.

	Share Based Awards(1)(2)
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
J. Nemeth	449,438	955,180
B. Baarda	166,411	324,441
J. Bayles(3)	77,220	116,608
L. Posyniak(4)	90,731	149,148
M. Stapleton	26,200	42,246

(1)	Represents PhantomSUs under the 2014 MLTIP. Related securities are Common Shares.
(2)	PhantomSUs vest on December 31, 2016 for all NEOs and Dec 31, 2015 for Mr. Baarda.
(3)	Mr. Bayles was appointed Senior Vice President, Sales and Marketing on April 14, 2014.
(4)	Mr. Posyniak was appointed Senior Vice President, Human Resources and Corporate Services on August 11, 2014.

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Incentive Plan Awards – Value Vested or Earned During the Year

No share-based awards vested during 2014. There are no outstanding option based awards as at December 31, 2014.

Pension Plan Benefits

Defined Contribution Plans

Named Executive Officers who are Canadian residents participate in a defined contribution plan pursuant to which the Corporation contributes 5% of the executive’s base salary and bonus to a maximum of $24,960 in 2014 ($24,270 in 2013 and $23,820 in 2012). The executive directs the investment of his or her defined contribution account based on a number of alternatives. Upon retirement the executive is entitled to all amounts contributed to and earned on his or her defined contribution account, but no minimum amount of investment return or payout is guaranteed.

Named Executive Officers who are United States residents were entitled to participate in a US defined contribution 401K plan (“US DC Plan”). The US DC Plan provides for employer matching contributions equal to 100% of the first 3% of eligible pay contributed to the plan, and 50% of the next 2% of eligible pay contributed to the plan. In addition, the Corporation would make regular discretionary non-elective contributions for eligible employees equal to 7% of eligible pay (which is subject to certain limits). The employee directs the investment of his defined contribution account based on a number of alternatives. The employee contribution level and matching contribution levels are subject to certain maximums as limited by law. An employee may choose to contribute after tax contributions up to 10% of eligible pay as limited by law. Under the US DC Plan, eligible pay includes salary, bonus, employer share purchase contributions, and vacation taken in pay. Upon retirement the employee may elect to receive installments or lump sum as provided for by the plan. In addition, the Corporation has established a defined contribution segment of the Corporation’s SERP domiciled in Canada. As at December 31, 2014, each of the Named Executive Officers was a member of the defined contribution segment of the SERP.

The Corporation makes regular contributions to the SERP, on behalf of the executives, by way of allocations to their SERP accounts, the amount of which varies among the executives. Mr. Nemeth’s SERP account was credited with lump sum allocations of $67,500 on October 1, 2013 and $270,000 on January 1, 2014. He will receive lump sum allocations of $270,000 on January 1st of each of 2015 and 2016 with all such allocations vesting on December 31, 2016. The other eligible Canadian domiciled NEOs’ SERP accounts are credited with an amount equal to 10% of their salary and bonus less the amount credited to the defined contribution plan referred to above. Under the defined contribution segment of the SERP, the amount of bonus recognized in pensionable earnings is limited to 50% of the bonus payment for the year subject to a further limit of 50% of the executive’s target bonus. The portion of the bonus that is not recognized due to this latter limit may be carried forward to the following calendar years and applied in years in which the target bonus limit is not reached. Amounts for NEOs, other than Mr. Nemeth, vest when allocated.

On retirement, the executive can elect to receive benefits as either a lump sum or in ten equal annual installments, calculated based on the 10 year Government of Canada bond rate. Amounts allocated to the SERP are secured by a letter of credit.

Supplemental Executive Retirement (SERP) Plan

The purpose of the SERP is to provide benefits to Participants to enable them to retire with a total retirement income deemed appropriate by the Board of Directors. Benefits provided by the SERP are in addition to and integrated with the benefits provided under the Catalyst Paper Corporation Retirement Plan for Salaried Employees.

The SERP brings the company’s total contribution towards an executives’ retirement plan to 10%. This is done through regular contributions to a notional account. Monies contributed to the account are then notionally invested in the employee’s choice of three funds from the defined contribution plan (as described above). Monies within the SERP plan are secured by a letter of credit.

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Defined Contribution Plans Table

Name	Accumulated value at start of year ($)	Compensatory(1) ($)	Non-compensatory(2) ($)	Accumulated value at year end ($)
J. Nemeth	80,099	294,390	36,734	411,223
B. Baarda	618,036	31,501	51,055	700,592
J. Bayles(3)	48,803	21,612	5,245	75,660
L. Posyniak(4)	—	9,856	105	9,961
M. Stapleton	394,400	22,000	60,832	477,232
(1)	Represents the employer contribution.
(2)	Represents non-compensatory amounts including employee contributions and regular investment earnings on employer and employee contributions.
(3)	Mr. Bayles was appointed Senior Vice President, Sales and Marketing on April 4, 2014.
(4)	Mr. Posyniak was appointed Senior Vice President, Human Resources and Corporate Services on August 11, 2014.

The compensatory amounts paid to the Named Executive Officers pursuant to the Corporation’s retirement plans in respect of the year ended December 31, 2014 are included in the Summary Compensation Table under the column entitled “Pension Value”. In addition, the amounts in the above table include amounts under the column entitled “Long Term Incentive Plans” in the Summary Compensation Table that were taken as allocations to individual SERP accounts as indicated in Note 5 to the Summary Compensation Table.

Termination and Change of Control Benefits

Pursuant to the employment agreement between Mr. Nemeth and the Corporation dated August 19, 2013, if Mr. Nemeth’s employment is terminated without cause he will be entitled to be paid (by way of a lump sum or by monthly payments over a period not exceeding 24 months) his then current base salary and pension plan contributions for a period of 2 years or the time remaining between the date of termination and December 31, 2016, whichever is the greater together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment whichever occurs first. If Mr. Nemeth’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to two years’ base salary and pension contribution together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years, payment under the 2014 MLTIP in accordance with its terms and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2014, the estimated value of the incremental payments and benefits to which Mr. Nemeth would be entitled under the agreement is $2,917,859.

Pursuant to the employment agreement between Mr. Posyniak and the Corporation dated July 11, 2014, if Mr. Posyniak’s employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contribution for 24 months following the date of termination (the salary continuance period), together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment whichever occurs first. The Corporation will continue all employment perquisites and privileges during such period. In addition, Mr. Posyniak will receive outplacement service and financial counselling services to a maximum of $10,000. If Mr. Posyniak’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to the sum of two years’ base salary and pension contribution, together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years, payment under the 2014 MLTIP in accordance with its terms and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2014, the estimated value of the incremental payments and benefits to which Mr. Posyniak would be entitled under the agreement is $805,929.

Pursuant to the employment agreement between Mr. Bayles and the Corporation dated April 2, 2014, if Mr. Bayles’ employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contribution for 24 months following the date of termination (the salary continuance period), and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment, whichever occurs first. The Corporation will continue all employment perquisites and privileges during the salary continuance period. Assuming that such termination had occurred on December 31, 2014, the estimated value of the incremental payments and benefits to which Mr. Bayles would be entitled under the agreement is $727,321.

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Board of Directors Compensation

The GHRCC Board is responsible for annually reviewing directors’ compensation and making recommendations to the Board. Directors may receive their compensation in the form of cash or deferred share units, or a combination of both.

Under the current directors’ compensation policy, directors are paid an annual cash retainer, meeting fees and equity compensation through PhantomSUs. The Corporation does not currently have a stock option plan in effect and stock options were not issued in fiscal 2014.

The director’s compensation fees changed effective October 1, 2014. The following table shows the director compensation:

Item	January to August, 2014 Amount	October to December, 2014 Amount
1. Chair of the Board
• Cash Retainer	$160,000/annum	$155,000/annum
2. Member of the Board
• Cash retainer	$60,000/annum	$55,000/annum
• Phantom Share Units (consistent with the Corporation’s executive MLTIP)	n/a	$30,000/annum
• Member (attending)	$2,000/meeting	$2,000/meeting
• Member (by telephone)	$1,000/meeting	$1,000/meeting
3. Equity Compensation – Chair & Members of the Board	n/a	$30,000/annum(1)
4. Audit Committee of the Board
• Chair – Annual fee	$20,000/annum	$20,000/annum
• Member – Annual fee	$5,000/annum	$5,000/annum
• Member (attending)	$2,000/meeting	$2,000/meeting
• Member (by telephone)	$1,000/meeting	$1,000/meeting
5. Committees of the Board (other than Audit Committee)
• Chair – Annual fee	$10,000/annum	$10,000/annum
• Member – Annual fee	$5,000/annum	$5,000/annum
• Member (attending)	$1,500/meeting	$1,500/meeting
• Member (by telephone)	$750/meeting	$750/meeting
6. Travel - for non-business class travel over 3 hours	$1,000/round trip	$1,000/round trip
(1)	Represents the face value of equity compensation. The grant-date fair value will be less than the amount per Black-Scholes valuation

Phantom Share Units (Equity Based Pay)

Directors will be granted PhantomSUs consistent with the Corporation’s executive MLTIP as summarized below:

Terms	Details	Alignment with executive MLTIP
Granting	Annual after AGM (timing to be determined)	MTLIP grants made on a discrete basis once every three years
Payout	Incremental increase in share price at the end of three years	Same as PhantomSUs component
Vesting	Cliff vest at the end of three years (see example below)	Same as PhantomSUs component
Market Price	Based on Catalyst’s 20-day volume weighted average share price	Same as PhantomSUs component
Settlement	Cash	Same
Termination and Retirement Provisions

Fully vests with payout upon termination/retirement based on the market price as of the termination/retirement date. Awards will also fully vest should a Transforming Event occur

(suggested approach given annual awards)

Consistent since the MLTIP pro-rates awards for retirement or termination without cause or a Transforming Event but every grant represents three years’ worth of awards

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Phantom Share Units

PhantomSUs will be granted to directors on an annual basis after the AGM. The structure of the PhantomSUs is consistent with those granted to executives of the Corporation, except that awards will fully vest and payout when the director leaves the Board. Currently there are 528,332 PhantomSUs outstanding under the MLTIP that are held by directors.

DSU Plan

Under the current directors’ Deferred Share Unit (“DSU”) plan, directors may choose to convert all or part of their cash compensation into DSUs. The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the Common Shares on the TSX over the ten days prior to the calculation date. The value of the DSUs is payable by the Corporation only after the director’s departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Common Shares on the TSX over the ten days prior to the relevant redemption date. Directors may elect to redeem their DSUs at any time prior to December 15th of the year following the year they ceased to be a director. All amounts are paid in cash, subject to statutory withholdings. A director may change his or her DSU election prior to the commencement of each calendar year.

As at December 31, 2014 there were no DSUs outstanding.

The following table shows the value and components of the cash compensation elements paid to the Corporation’s directors in 2014:

	Retainer				Attendance Fees
Director	Board Chair Retainer ($)	Board Retainer ($)	Committee Chair Retainer ($)	Committee Retainer ($)	Board Meetings ($)	Committee Meetings ($)	Travel Fees ($)	Total Paid(1) ($)
John Brecker	—	58,750	—	5,000	14,000	9,000	3,000	89,750
John Charles(2)	—	30,000	—	2,500	4,000	3,000	—	39,500
Todd Dillabough	—	58,750	10,000	5,000	16,000	12,750	1,000	103,500
Walter Jones		58,750	20,000	—	16,000	10,000	5,000	109,750
Les Lederer(3)	158,750	—	—	—	16,000	12,750	4,000	191,500
Jill Leversage	—	58,750	7,500	5,000	16,000	11,000	1,000	99,250
Pierre Raymond(4)	—	28,750	5,000	2,500	11,000	7,500	2,000	56,000

(1)	PhantomSUs were granted to directors in 2014. No options or other share based awards were granted to directors during 2014.
(2)	Mr. Charles retired from the Board effective May 7, 2014.
(3)	Mr. Lederer is Chair of the Board.
(4)	Mr. Raymond was appointed to the Board effective July 8, 2014.

In 2014, Towers Watson was retained to provide advice to the GHRCC on the market competitiveness of the Corporation’s director compensation. Towers Watson was paid an aggregate amount of $40,365 in respect of such services in 2014.

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The following table shows all compensation provided to the directors for the Corporation’s most recently completed financial year other than Mr. Nemeth, as Chief Executive Officer of the Corporation, does not receive compensation in his capacity as a director.

Name	Fees earned ($)	Share based awards(1) ($)	Option based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John Brecker	89,750	14,782	—	—	—	—	104,532
John Charles(2)	39,500	—	—	—	—	—	39,500
Todd Dillabough	103,500	14,782	—	—	—	—	118,282
Walter Jones	109,750	14,782	—	—	—	—	124,532
Les Lederer(2)	191,500	14,782	—	—	—	—	206,282
Jill Leversage	99,250	14,782	—	—	—	—	114,032
Pierre Raymond	56,000	14,782					70,782

(1)	PhantomSUs were granted to directors in 2014. Represents the fair value of PhantomSUs as at Grant Date. The fair value was estimated using the Black-Scholes option-pricing model assuming, a risk-free interest rate of 1.0%, no annual dividends, a 84% volatility rate, a remaining PhantomSU life of 3 years and a grant date value of $2.28. The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSUs. The Corporation estimated the annual dividends per share and, expected price volatility based upon historical experience. No options or other share based awards were granted to directors during 2014.
(2)	Mr. Charles retired from the Board effective May 7, 2014.
(3)	Mr. Lederer was also paid US$119,113 for consulting services he provided for the acquisition of the NewPage mills from October 13 to December 31, 2014.

Outstanding Share Based and Option Based Awards

The following table shows all outstanding PhantomSUs held by each of the directors as at December 31, 2014. There were no other share-based or option-based awards held by directors as at December 31, 2014.

	Share Based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested(1) ($)
John Brecker	13,149	21,242
John Charles(2)	—	—
Todd Dillabough	13,149	21,242
Walter Jones	13,149	21,242
Les Lederer	13,149	21,242
Jill Leversage	13,149	21,242
Pierre Raymond	13,149	21,242

(1)	PhantomSUs were granted to directors in 2014. Represents the fair value of PhantomSUs as at December 31st, 2014. The fair value was estimated using the Black-Scholes option-pricing model assuming, a risk-free interest rate of 1.0%, no annual dividends, a 84% volatility rate, a remaining PhantomSU life of 3 years and a grant date value of $2.28. The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSUs. The Corporation estimated the annual dividends per share and, expected price volatility based upon historical experience. No options or other share based awards were granted to directors during 2014.
(2)	Mr. Charles retired from the Board effective May 7, 2014.

Incentive Plan Awards – Value Vested or Earned

There was no value vested in respect of option-based or share-based awards during 2014. All option-based and share-based awards that were outstanding on September 13, 2012 were cancelled for no consideration on that date pursuant to the Corporation’s Plan of Arrangement under the CCAA. As at December 31, 2014 there were no securities authorized for issuance under any stock option plan or share compensation plan.

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Securities Authorized for Issuance Under Equity Compensation Plans

As at December 31, 2014 there were no securities authorized for issuance under any equity compensation plan of the Corporation.

Indebtedness of Directors and Executive Officers

During the most recently completed financial year and as at the date hereof, there was no indebtedness other than routine indebtedness, outstanding to the Corporation or any of its subsidiaries owed by any current and/or former officers, directors and employees of the Corporation and its subsidiaries.

Interests of Informed Persons in Material Transactions

Other than as disclosed in this Circular, no informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors’ and Officers’ Liability Insurance

The Corporation has purchased primary and excess directors’ and officers’ liability insurance policies for the benefit of the directors and executive officers of the Corporation and its subsidiaries against any liability, including legal costs, incurred by them in their capacity as directors or executive officers of the Corporation and its subsidiaries, subject to all of the terms and conditions of such policies. The aggregate amount of premiums in the year ended December 31, 2014 paid by the Corporation in respect of directors and executive officers as a group was approximately $271,000. The total limit of insurance purchased for all directors and executive officers is $100 million per loss and in the aggregate on an annual basis. There is no deductible for claims made against individual directors and executive officers. The Corporation is an insured entity under the program against liability arising from (a) securities claims; (b) oppressive conduct claims; and (c) Canadian pollution claims. The deductible for claims made against the Corporation is $250,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s corporate governance disclosure obligations are set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), National Policy 58-201 – Corporate Governance Guidelines and National Instrument 52-110 – Audit Committees. These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Governance Guidelines”). The Governance Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Set out below is a description of the Corporation’s approach to corporate governance in relation to the Governance Guidelines. Attached as Schedule C to this Circular is a chart which summarizes the alignment of the Corporation’s governance practices with the Governance Guidelines.

Composition of the Board

The Board makes an annual determination of the independence of each director, based on the Governance Guidelines, the Sarbanes-Oxley Act of 2002 and NI 58-101. Under NI 58-101, to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. The Board has determined that all directors, except Mr. Nemeth, are independent. Mr. Nemeth is not independent because he is Chief Executive Officer of the Corporation.

The Chair of the Board is Leslie T. Lederer, an independent director. The Board has established terms of reference for the Chair of the Board, whose primary responsibilities include (i) acting as a principal sounding board and counselor for the Chief Executive Officer; (ii) leading the Board and monitoring and evaluating the performance of the Chief Executive Officer; (iii) coordinating with the Chief Executive Officer to ensure that management strategy, plans and performance are represented to the Board and Shareholders as appropriate; (iv) providing leadership to the Board and assisting the Board in reviewing and monitoring the aims, strategy, policy and directions of the Corporation; and (v) retaining an independent perspective to best represent the interests of the Corporation, Shareholders and the Board.

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Messrs. Brecker, Jones, Raymond and Ms. Leversage are directors of public entities other than the Corporation. See “Directors”.

The Board has regular quarterly meetings and meets more frequently on an as-needed basis. The Board met 11 times in the year ended December 31, 2014. In addition to its regular quarterly meetings, the Board schedules separate meetings to review the Corporation’s strategic plan and operating and capital plan. See “Directors” for the attendance record of each director at the Board meetings and applicable committee meetings.

At each regularly scheduled Board meeting and meeting of the committees of the Board, an “in-camera” session is generally held at which only independent directors are present. During 2014, 9 in-camera sessions were held at Board meetings, 5 at Audit Committee meetings, 4 at Environmental, Health and Safety Committee meetings and 5 at GHRCC meetings.

Board Mandate

The Board is responsible for the stewardship of the Corporation and satisfies its legal responsibility to manage or supervise the management of the business, in the interest of Shareholders, by overseeing the activities of the President and Chief Executive Officer. A copy of the text of the Administrative Guidelines and Terms of Reference for the Board is attached as Schedule C to this Circular.

The Board, under the leadership of the Chair of the Board, has expressly acknowledged its stewardship role in:

(i)	appointment, remuneration and succession of senior management;

(ii)	strategic planning;

(iii)	review of annual budgets and performance targets;

(iv)	identification and monitoring of the principal risks of the Corporation’s business;

(v)	monitoring and evaluating internal controls and management information systems; and

(vi)	reviewing systems and policies for effective and timely Shareholder communications.

The Board annually reviews and approves a long range strategic plan at a strategy session held with management. The Board obtains strategic updates from management at least quarterly. The Board also reviews and approves strategic transactions that are out of the ordinary course of business, including acquisitions, dispositions and financings.

The Board manages its own affairs, including selecting its chair, nominating candidates for election to the Board, constituting committees of the Board, evaluating its own performance and determining director compensation. The specific mandate and duties and responsibilities of the Board are set forth in a comprehensive corporate governance manual which is provided to all directors upon their election to the Board. The manual is reviewed and updated on a regular basis and provides guidelines to the Board to assist it in carrying out its stewardship role.

New directors are provided with an orientation that includes a review of the Corporation’s business and operations, meetings with members of the executive team and visits to the Corporation’s manufacturing facilities.

The Board and its committees may retain outside advisors as they deem necessary. Individual directors, with the concurrence of Chair of the Board, may also engage outside advisors.

Position Descriptions

The GHRCC established position descriptions for the Board as a whole, each Board committee, individual directors, the Chair of the Board and the Chief Executive Officer. The GHRCC reviews these mandates annually, and makes recommendations for amendments where appropriate.

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Orientation and Continuing Legal Education

New directors are provided with an orientation that includes a review of the Corporation’s business and operations, meetings with members of the executive team and visits to the Corporation’s manufacturing facilities. New directors also receive the Corporation’s Code of Corporate Ethics and Behaviour. The Board provides continuing education opportunities for all directors so that they may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current. For example, from time to time the Corporation arranges for certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends. In addition, the Corporation’s Chief Financial Officer, Treasurer and Director Taxation, and Corporate Controller and representatives from the Corporation’s auditors regularly review with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation. The Board generally visits one of the Corporation’s manufacturing facilities at least once a year.

Ethical Business Conduct

The Board has adopted the Code of Corporate Ethics and Behaviour which applies to all directors, officers and employees. The Code of Corporate Ethics and Behaviour, as well as other governance related documents, can be found at www.catalystpaper.com and are available in print to any Shareholder who requests them. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that applies to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with all of its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls and compliance with the Code of Corporate Ethics and Behaviour.

The Board, through the GHRCC, reviews, monitors and oversees the disclosure relating to the Code of Corporate Ethics and Behaviour. Each year, management reports to the GHRCC on the implementation of the Code of Corporate Ethics and Behaviour within the organization and on any material infringement of the Code of Corporate Ethics and Behaviour by employees of the Corporation.

On an annual basis, each director is required to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board will request that such director not participate or vote in any such discussion or decision.

Nomination of Directors

The Board nominates its own candidates for election as directors. The GHRCC annually assesses the composition of the Board taking into consideration the current strength, skills and experience of the Board, retirement dates and the strategic direction of the Corporation. The GHRCC makes recommendations regarding director nominees, taking into account the competencies and skill of the current Board.

Committees of the Board

The Board has established an Audit Committee, an Environmental, Health and Safety Committee and a Governance, Human Resources and Compensation Committee.

Audit Committee

The Audit Committee consists of Walter Jones (Chair), John Brecker and Jill Leversage. Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable securities law, and are financially literate. The Board has determined that Ms. Leverage qualifies as an “audit committee financial expert” for the purposes of applicable securities law. The relevant education and experience of each current Audit Committee member is as follows:

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Name	Relevant Education and Experience
Walter Jones	Mr. Jones holds a Bachelor of Science in industrial engineering from Pennsylvania State University. He has more than 25 years of experience as a turnaround advisor, chief restructuring officer or operating trustee for troubled companies in a broad range of industries. Mr. Jones was previously a principal in the restructuring practice of a large regional accounting firm, acted as vice-president of finance of a merchant banking firm specializing in financially troubled companies and as a general management consultant with a national accounting and consulting firm. Mr. Jones is a member of one other audit committee.

John Brecker	Mr. Brecker holds a law degree from St. John’s University and a political science degree from American University. He has extensive director and management experience in a family of hedge funds and in those capacities actively supervised financial officers.

Jill Leverage

Ms. Leversage has been a chartered accountant since 1981. She has extensive director and corporate experience in financial management. She is an Accredited Director of the Institute of Chartered Secretaries & Administrators, a fellow of the Institute of Chartered Accountant of BC, holds a CBV designation from the Canadian Institute of Chartered Business Valuators and obtained a Bachelor of Commerce from the University of Calgary.

Ms. Leversage is a member of two other audit committees.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to Shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditors;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually. A copy of the text of the Audit Committee’s terms of reference is attached as Schedule E to this Circular.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting. The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the Committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee, the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, legal, investor relations and corporate controller’s departments, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website at www.catalystpaper.com and on SEDAR at www.sedar.com. The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair of the Audit Committee are presented to the Audit Committee at its first scheduled meeting following the Chair of the Audit Committee’s pre-approval. In March, 2014, the Audit Committee approved the engagement of the external auditors for the period ending February 28, 2015 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $150,000.

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During the last two financial years, the Corporation paid the following fees to its external auditors:

	Period ending December 31
	2013	2014
Audit Fees	$394,500	$400,000
Audit Related Fees	23,500	13,000
Tax Fees	84,000	100,000
All Other Fees	—	—
Total	$502,000	$513,000

The services rendered in connection with “Audit Related Fees” in 2014 consisted primarily of the auditor’s involvement with the audit of our pension plan, quarterly reviews and audit related technical accounting matters. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

The Audit Committee met five times in the year ended December 31, 2014.

Environmental, Health and Safety Committee

From January to July, 2014, the Environmental, Health and Safety Committee consisted of Jill Leversage (Chair), Todd Dillabough and Leslie Lederer. From July, 2014 to date, the EHSC consists of Todd Dillabough (Chair), Leslie Lederer and Pierre Raymond, all of whom are independent.

The mandate of the Environmental, Health and Safety Committee is to:

(i)	establish principles of environment, health and safety stewardship for the Corporation;

(ii)	monitor the Corporation’s compliance with those principles;

(iii)	review the Corporation’s methods of communicating environmental, health and safety policies and procedures; and

(iv)	review the risks related to environmental issues, including an evaluation of the cost benefit associated with those risks.

The Environmental, Health and Safety Committee also reviews directors’ duties and responsibilities related to environmental, health and safety matters and recommends practices and procedures to the Board which may be conducive to fulfilling the Corporation’s environmental, health and safety policies.

The Environmental, Health and Safety Committee met five times in the year ended December 31, 2014.

Governance, Human Resources and Compensation Committee

From January to July, 2014, the GHRCC consisted of Todd Dillabough (Chair), Jill Leversage and Les Lederer, all of whom were independent. From July, 2014 to date, the GHRCC consists of Pierre Raymond (Chair), Todd Dillabough and Leslie Lederer, all of whom are independent.

The GHRCC’s principal function is:

(i)	to develop and monitor the Corporation’s overall approach to corporate governance issues;

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(ii)	to recommend to the Board the nominees for election and re-election as members of the Board;

(iii)	to review the performance of the Board as a whole and of its committees; and

(iv)	to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer, approval of changes to benefit provisions in the Corporation’s salaried pension plans and approval of collective agreements.

A copy of the text of the GHRCC’s terms of reference is attached as Schedule F to this Circular.

Governance

The Board has delegated to the GHRCC the responsibility for developing and monitoring the Corporation’s overall approach to corporate governance and implementing and administering the governance system. This GHRCC has established position descriptions for the Board as a whole, each Board committee, individual directors, the Chair of the Board and the Chief Executive Officer. The GHRCC reviews these mandates annually, and makes recommendations for amendments where appropriate.

This GHRCC is responsible for recommending to the Board the nominees for election or re-election to the Board. The GHRCC is also responsible for the ongoing assessment of the effectiveness and contribution of the Board, its committees and the individual directors and regularly analyzes the strengths, skills and experience on the Board to determine if changes are required taking into account the strategic direction of the Corporation.

The GHRCC conducts an annual review of the Board as a whole, each committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the committees and individual directors. The review covers the operation of the Board and the committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The GHRCC makes recommendations to the Board based on the results of the review.

Human Resources and Compensation

The GHRCC reviews and approves, at the beginning of each year, corporate objectives for the CEO. At the end of the year, the GHRCC evaluates the CEO’s performance against those objectives. The results of the assessment are reported to the Board. The GHRCC also reviews the performance of other executives with input from the CEO.

The GHRCC determines the compensation of the Corporation’s executive officers, reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval. The GHRCC also administers any stock option or other share based compensation plans, if applicable, and makes recommendations regarding the granting of stock options or other share based compensation to executive management and other key employees of the Corporation where stock option or other share based compensation plans are in effect.

The GHRCC met five times in the year ended December 31, 2014.

Term Limits

As the majority of the current directors are independent, and as the Corporation has adopted a Majority Voting Policy, the Board has determined that it is unnecessary at this time to adopt a formal policy regarding term limits or other mechanisms of board renewal.

Gender Diversity policy

In determining candidates for election to the Board or appointment to executive office, the Board does not consider the level of representation of women on the Board or in senior executive office, but rather makes their nomination and appointment decisions based on merit, by assessing whether a person’s skills and experience are appropriate for particular roles. The Corporation has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board and appointment to executive office, it is unnecessary at this time to adopt a policy regarding the identification and nomination of female directors or the appointment of female executive officers, or to set targets for female directors or female executive officers.

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As at March 18, 2015, there is one woman holding executive office in the Corporation and the major subsidiaries of the Corporation, which represents 13% of such offices available. Jill Leversage is the sole woman sitting on the Board, representing approximately 14% of the directorships of the Corporation.

Other Information

Availability of Documents

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the Corporation’s most recently completed financial year. The Corporation will provide to any person or company, upon request to the Corporate Secretary, one copy of the following documents:

(a)	the Corporation’s latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable securities regulatory authorities;

(b)	the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s most recently completed year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

(c)	the management proxy circular of the Corporation filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of Shareholders of the Corporation which involved the election of directors.

Copies of the above documents will be provided, upon request to the Corporate Secretary, free of charge to security holders of the Corporation. The Corporation may require the payment of a reasonable charge by any person or company who is not a security holder of the Corporation, and who requests a copy of such document.

Shareholder Proposals

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of the Corporation is December 24, 2015.

Approval of Circular

The contents and the sending of this Management Proxy Circular have been approved by the Board.

DATED at Vancouver, British Columbia, this 18th day of March, 2015.

By order of the Board of Directors

“Brian Baarda”

Brian Baarda
Vice President, Finance and Chief Financial Officer and Corporate Secretary

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SCHEDULE A

CATALYST PAPER CORPORATION
(the “Company”)

CATALYST PAPER CORPORATION 2015 SHARE COMPENSATION PLAN
(as approved by the directors of the Company on the 4th day of March, 2015 and confirmed by the shareholders of the Company on the ● day of ●, 2015)

PURPOSE OF THE PLAN

The Plan has been established:

(a)	to provide a greater alignment of interests between Eligible Persons and shareholders of the Company;

(b)	to promote the Company’s belief that executive compensation should be performance based, driven by the achievements of the individual and the Company;

(c)	to provide a compensation mechanism for Eligible Persons that appropriately reflects the responsibility, commitment and risk accompanying their management roles;

(d)	to assist the Company to attract and retain Eligible Persons with appropriate experience and ability; and

(e)	to allow Eligible Persons to participate in the success of the Company.

DEFINITIONS

Definitions. In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms have the following meanings:

“Affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act;

“Associate” has the meaning ascribed thereto in the Securities Act;

“Award” means any Option, Restricted Share Unit, or Performance Share Unit granted under the Plan;

“Award Agreement” means (i) in respect of an Option, an Option Agreement; and (ii) in respect of any other Award, the written agreement, contract or other instrument or document evidencing any Award granted under the Plan. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee;

“Blackout Period” means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or otherwise prohibited by law from trading any securities of the Company;

“Board of Directors” means the Board of Directors of the Company as constituted from time to time;

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia are authorized or required by law to close;

“Cause” means “Cause” as defined in the employment or consulting agreement, if any, between the relevant Participant and the Company or an Affiliate of the Company and, if there is no such definition or agreement, means any of the following:

A-1

the breach by the Eligible Person of a material term of their employment or consulting agreement (if any) with the Company or an Affiliate of the Company;

the repeated and demonstrated failure by the Eligible Person to perform the material duties of their position in a competent manner;

the conviction of the Eligible Person for a criminal offence involving fraud or dishonesty, or which otherwise adversely impacts the reputation of the Company or an Affiliate of the Company;

the failure by the Eligible Person to act honestly or in the best interests of the Company or an Affiliate of the Company;

the failure by the Eligible Person to comply with any Company rules or policies of a material nature;

the failure by the Eligible Person to obey reasonable instructions provided to them in the course of their employment or engagement, within five calendar days after receiving written notice of such disobedience from the Company or an Affiliate of the Company; or

any actions or omissions on the part of the Eligible Person constituting gross misconduct or negligence resulting in material harm to the Company or an Affiliate of the Company;

and, in the case of an Eligible Person employed or engaged in Canada, includes any other grounds at common law for which an employer is entitled to dismiss an employee summarily.

“Change of Control” means:

the individuals who, as of the Effective Date, are members of the Board of Directors cease for any reason to constitute at least a majority of the Board of Directors unless the appointment, election or nomination for election of such individuals was approved by Incumbent Directors;

the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Company to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Company being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company), the completion of a consolidation, merger or amalgamation of the Company with or into any other company whereby the voting shareholders of the Company immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated company, or the completion of a sale whereby all or substantially all of the Company’s undertakings and assets become the property of any other entity that is not an Affiliate of the Company, and the voting shareholders of the Company immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

“Committee” means the Governance, Human Resources and Compensation Committee of the Board of Directors, or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the Plan.

“Common Shares” means the common shares in the capital of the Company as constituted on the Effective Date, provided that if the rights of any Participant are subsequently adjusted pursuant to Article 21 hereof, “Common Shares” thereafter means the shares or other securities or property which such Participant is entitled to purchase after giving effect to such adjustment;

A-2

“Company” means Catalyst Paper Corporation and includes any successor company thereto;

“Consultant” means any individual, company or other Person, other than a director, officer or employee, engaged, to provide ongoing valuable services to the Company or any of its Affiliates on a full time or part time basis, or otherwise;

“Effective Date” has the meaning ascribed thereto by Section 4.1 of this Plan;

“Eligible Person” means a director, officer, employee or Consultant of the Company or any of its Affiliates or a Person otherwise determined by the Committee to be an Eligible Person;

“Exercise Price” means the price per Common Share at which a Participant may purchase Common Shares pursuant to an Option, provided that if such price is adjusted pursuant to Section 21.1, “Exercise Price” thereafter means the price per Common Share at which such Participant may purchase Common Shares pursuant to such Option after giving effect to such adjustment;

“Expiry Date” has the meaning ascribed thereto by Section 9.2;

“Good Reason” means “Good Reason” as defined in the employment, engagement or consulting agreement, if any, between the relevant Participant and the Company or an Affiliate of the Company and, if there is no such definition or agreement, “Good Reason” will arise within 12 months following a Change of Control where the Participant was induced by the actions of the employer to resign or terminate their employment or engagement other than on a purely voluntary basis as a result of the occurrence of one or more of the following events without the Participant’s written consent, such resignation to be effective only if the Participant has provided 10 days’ written notice of such occurrence to the employer immediately upon occurrence of such an event and the employer has not corrected such occurrence within such 10-day period:

a materially adverse change in the Participant’s position, duties, or responsibilities other than as a result of the Participant’s physical or mental incapacity which impairs the Participant’s ability to materially perform the Participant’s duties or responsibilities as confirmed by a physician;

a materially adverse change in the Participant’s reporting relationship that is inconsistent with the Participant’s title or position;

a material reduction by the employer of the base salary or any other form of remuneration of the Participant;

a material reduction by the employer in the aggregate level of benefits made available to the Participant; or

the relocation by the employer of the Participant’s principal office by more than 50 miles from the location where the Participant worked when the Change of Control occurred;

Incumbent Director” shall mean any member of the Board of Directors as of the Effective Date, and any member of the Board of Directors appointed or elected after such date, provided that the appointment, election or nomination for election of such new member of the Board of Directors was approved by a vote of at least a majority of the persons then constituting the Incumbent Directors;

“Insider” means:

an insider as defined in the Securities Act; and

an Associate or Affiliate of any Person who is an Insider;

“Legal Representative” has the meaning ascribed thereto by Section 9.5;

A-3

“Market Price” of Common Shares at any relevant date means the closing Canadian dollar trading price of the Common Shares on the Stock Exchange on the previous day; provided that, if the Common Shares are not listed and posted for trading on any Stock Exchange at the time such calculation is to be made, the “Market Price” shall be the market price of a Common Share, as the case may be, as determined by the Committee in good faith;

“Offer” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Company to purchase, directly or indirectly, voting shares in the capital of the Company;

“Option Agreement” means an agreement in the form of Schedule “A” evidencing an Option, entered into by and between the Company and an Eligible Person;

“Option Agreement Expiry Date” has the meaning ascribed thereto by Section 9.2(a);

“Options” means stock options granted hereunder to purchase authorized but unissued Common Shares from the Company pursuant to the terms and conditions hereof and as by an Option Agreement and “Option” means any one of them;

“Outstanding Common Shares” at the time of any issuance of Common Shares or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question, on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchange;

“Participant” means an Eligible Person to whom an Award has been granted under the Plan;

“Performance Period” means a period as determined by the Committee in accordance with Section 11.2 in respect of which a Participant may be or become entitled to receive any amount payable in respect of Performance Share Units;

“Performance Share Unit” means an unfunded and unsecured right granted to a Participant to receive, upon the satisfaction of certain criteria, a Common Share or payment in accordance with the provisions of the Plan;

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, unlimited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity;

“Plan” means this Catalyst Paper Corporation 2015 Share Compensation Plan, as the same may from time to time be supplemented or amended and in effect;

“Redemption Date” means the date which is five Business Days after the Vesting Date for such Vested Share Unit, unless determined otherwise pursuant to Section 13.2;

“Restricted Share Unit” means an unfunded and unsecured right granted to a Participant to receive one or more Common Shares or payments, subject to restrictions (including without limitation a requirement that the Participant remain an Eligible Person for a specified period of time), in accordance with the provisions of the Plan;

“Retires” means an Eligible Person retiring upon:

attaining the mandatory or early retirement age established by the Company or an Affiliate of the Company from time to time; or

if the Company or an Affiliate of the Company, as applicable, has not established a mandatory or early retirement age, retires after attaining the age of fifty-five (55);

and provided in either case that the Eligible Person has been engaged or employed by the Company or an Affiliate of the Company, as applicable, for a continual period of not less than five (5) years;

A-4

“Securities Act” means the Securities Act (British Columbia), as amended from time to time;

“Share Units” means Performance Share Units and Restricted Share Units, as applicable, and “Share Unit” means any one of them;

“Stock Exchange” means the Toronto Stock Exchange, and any other stock exchange on which the Common Shares are listed or posted for trading;

“Target Milestones” means performance targets determined pursuant to Section 11.3;

“Termination Date” means:

in the case of the death of a Participant, the date of death;

in the case of the retirement of a Participant, the date on which the Participant Retires;

in the case of the permanent disability of a Participant, the date on which:

the Participant commences receiving, or is eligible to receive, long-term disability benefits under a long-term disability plan of the Company or an Affiliate of the Company, as the case may be; or

if a Participant is not a member of a long-term disability plan of the Company or an Affiliate of the Company, the date that the Participant has suffered a physical or mental impairment that prevents the Participant from engaging in any employment for which the Participant is reasonably suited by virtue of the Participant’s education, training or experience and that can reasonably be expected to last for the remainder of the Participant’s lifetime, as determined by the Committee;

in the case of any other termination of employment of a Participant, the termination date; and

in the case of a Participant who is a Consultant, the date the Participant’s contract as a Consultant is terminated before its normal termination date;

provided that, if any date determined in accordance with the foregoing provisions is not a Trading Day, the Termination Date shall be the Trading Day immediately preceding the date otherwise determined;

“Trading Day” means any date on which the Stock Exchange is open for the trading of Common Shares and which at least a board lot of Common Shares is traded;

(a)	“US Tax Code” mean the U.S. Internal Revenue Code of 1986, as amended;

“Vesting Date” means:

for Performance Share Units granted to a Participant under Section 11.1, the date on which the Performance Period ends; and

each date on which Restricted Share Units granted to a Participant under Section 10.1 shall vest as determined by the Committee, in its sole discretion, in connection with such grant; provided, however, that except as the Committee may otherwise determine in its discretion either at the time of grant of any Restricted Share Units or thereafter, no Restricted Share Units shall vest on any date that would otherwise be a Vesting Date unless the relevant Participant remains an Eligible Person on such date;

“Vested Performance Share Units” has the meaning ascribed thereto by Section 11.8;

A-5

“Vested Restricted Share Units” has the meaning ascribed thereto by Section 10.2; and

“Vested Share Units” means Vested Performance Share Units and Vested Restricted Share Units, as applicable, and “Vested Share Unit” means any one of them.

Interpretation

In this Plan, except as otherwise expressly provided:

“this Plan” means this agreement, including the Schedules, as amended and in effect from time to time;

any reference in this Plan to a designated “Article”, “Section” or other subdivision or Schedule is a reference to the designated Article, Section or other subdivision of or Schedule to this Plan;

the recitals hereto are incorporated into and form part of this Plan;

the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Plan as a whole and not to any particular Article, Section or other subdivision of or Schedule to this Plan;

the headings are for convenience only and do not form a part of this Plan and are not intended to interpret, define or limit the scope, extent or intent of this Plan;

words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word “or” is not exclusive and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

unless otherwise provided, all amounts are stated and are to be paid in Canadian dollars; and

where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day.

EFFECTIVE DATE OF PLAN

Effective Date of this Plan. The effective date (the “Effective Date”) of this Plan is ●, the date on which this Plan was approved by the shareholders of the Company.

Three Year Shareholder Approval. In accordance with the requirements of the Toronto Stock Exchange, any unallocated Awards under the rolling 10% maximum allowed under Section 6.1 of the Plan will require the further approval of the Board of Directors and shareholders of the Company at least once during each three year period that has elapsed from the Effective Date.

ADMINISTRATION OF PLAN

Administration of Plan. Unless otherwise determined by the Board of Directors, the Plan shall be administered by the Committee to, among other things, interpret, administer and implement this Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board of Directors may prescribe, consistent with this Plan. The Board of Directors will take such steps that in its opinion are required to ensure that the Committee has the necessary authority to fulfil its functions under this Plan.

Powers of Committee. The Committee is authorized, subject to the provisions of this Plan, to establish from time to time such rules and regulations, make such determinations and to take such steps in connection with this Plan as in the opinion of the Committee are necessary or desirable for the proper administration of this Plan. For greater certainty, without limiting the generality of the foregoing, the Committee will have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan and any approvals or requirements of any regulatory authorities to which the Company is subject, including the Stock Exchange, if applicable:

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to interpret and construe this Plan and any Award Agreement and to determine all questions arising out of this Plan and any Award Agreement, and any such interpretation, construction or determination made by the Committee will be final, binding and conclusive for all purposes;

to determine Persons who are Eligible Persons;

to grant Awards to Eligible Persons;

to determine the type or types of Awards to be granted to each Eligible Person;

to determine the time or times when Awards will be granted;

to determine the number of Common Shares covered by each Award (or the then method by which payments or other rights are to be determined in connection with);

to determine whether, to what extent and under what circumstances Awards may be exercised in cash, Common Shares, other securities, other Awards or other property, or cancelled, forfeited or suspended;

to enter into an Award Agreement evidencing each Award which will incorporate such terms as the Committee in its discretion deems consistent with this Plan;

to prescribe the form of the instruments relating to the grant, exercise and other terms and conditions of an Award;

to determine the Exercise Price for each Option, subject to Section 9.1;

to determine the time or times when Options will vest and be exercisable and to determine when it is appropriate to accelerate when Options otherwise subject to vesting may be exercised;

to determine if the Common Shares that are subject to an Option will be subject to any restrictions or repurchase rights upon the exercise of such Option including, where applicable, the endorsement of a legend on any certificate representing Common Shares acquired on the exercise of any Option to the effect that such Common Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada or any other country and if any rights or restrictions exist they will be described in the applicable Option Agreement;

to determine the Expiry Date for each Option, subject to Section 9.1;

to take such steps and require such documentation from each Eligible Person which in its opinion are necessary or desirable to ensure compliance with the rules and regulations of the Stock Exchange and all applicable laws;

to adopt such modifications, procedures and subplans as may be necessary or desirable to comply with the provisions of the laws of Canada and other countries in which the Company or its Affiliates may operate to ensure the viability and maximization of the benefits from the Awards granted to Participants residing in such countries and to meet the objectives of this Plan; and

to do all such other matters as provided for herein.

Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of any Award.

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COMMON SHARES AVAILABLE FOR AWARDS

Common Shares Available. Subject to Section 6.2 and to adjustment as provided in 6.3, the aggregate number of Common Shares that may be issuable pursuant to the Plan, and all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance by the Company out of its authorized and unissued shares, shall not at any time exceed 10% of the then Outstanding Common Shares.

Accounting for Awards. For purposes of Section 6.1 and subject to Section 6.3, if an Award entitles the holder thereof to receive or purchase Common Shares from treasury, the number of Common Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Plan in the following manner: (a) grants of Options shall count as one (1) Common Share for each Common Share covered by such Options or to which such Options relate; and (b) grants of Share Units shall count as two (2) Common Shares for each Common Share covered by such Share Units or to which such Share Units relate. For greater certainty, Awards settled by means other than through issuance of Common Shares from treasury shall not be counted toward the aggregate number of Common Shares available for granting Awards under the Plan.

Other Accounting for Award. Any Common Shares related to an Award which has been exercised or terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such Common Shares shall again be available for issuance under the Plan. Common Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

Reservation of Shares. The Board of Directors will reserve for allotment from time to time out of the authorized but unissued Common Shares sufficient Common Shares to provide for issuance of all Common Shares which are issuable under all outstanding Awards.

No Fractional. No fractional Common Shares may be purchased or issued under this Plan.

GRANT OF AWARDS

Eligible Persons. Subject to the rules set out below, the Committee (or in the case of any proposed Participant who is a member of the Committee, the Board of Directors) may from time to time grant to any Eligible Person one or more Awards as the Committee deems appropriate. A Participant, who holds any Award at the time of granting an Award, may hold more than one type of Award.

Date Award Granted. The date on which an Award will be deemed to have been granted under this Plan will be the date on which the Committee authorizes the grant of such Award or, other than in the case of Awards of Options, of such other future date as may be specified by the Committee at the time of such authorization and sets forth the relevant terms of the Award.

Number of Common Shares / Maximum Grant. The number of Common Shares that may be purchased under any Award or the amount of any Award that shall be granted in any form that may result in the issuance of Common Shares will be determined and fixed by the Committee at the date of grant, provided that:

the number of Common Shares reserved for issuance to any one Participant pursuant to this Plan and all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance by the Company out of its authorized and unissued shares within any one year period shall not, in aggregate, exceed 2% of the total number of Outstanding Common Shares;

the number of Common Shares reserved for issuance to Participants that are non-employee directors of the Company pursuant to this Plan and all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance by the Company out of its authorized and unissued shares shall not, in aggregate, exceed 1% of the total number of Outstanding Common Shares, excluding Common Shares reserved for issuance to a Participant at a time when such Participant was not a non-employee director of the Company; and

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the number of Common Shares:

issuable, at any time, to Participants that are Insiders; and

issued to Participants that are Insiders within any one year period;

pursuant to this Plan, or when combined with all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance by the Company out of its authorized and unissued shares shall not, in aggregate, exceed 10% of the total number of Outstanding Common Shares.

For the purposes of this Section 7.3, Common Shares issued pursuant to an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders.

Award Agreements. Each Award will be evidenced by an Award Agreement which incorporates such terms and conditions as the Committee in its discretion deems appropriate and consistent with the provisions of this Plan (and the execution and delivery by the Company of an Award Agreement with a Participant shall be conclusive evidence that such Award Agreement incorporates terms and conditions determined by the Committee and is consistent with the provisions of this Plan). Each Award Agreement will be executed by the Participant to whom the Award is granted and on behalf of the Company by any member of the Committee or any officer of the Company or such other Person as the Committee may designate for such purpose.

ELIGIBILITY

Any Eligible Person shall be eligible to be designated a Participant. In determining which Eligible Person shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Person, their present and potential contributions to the success of the Company or such other factors as the Committee, in its discretion, shall deem relevant.

OPTIONS

Exercise Price. The Exercise Price per Common Share under each Option shall be not less than the Market Price of the Common Shares at the time of grant, expressed in terms of money.

Term of Options. Subject to Section 0, each Option will expire (the “Expiry Date”) on the earlier of:

the date determined by the Committee and specified in the Option Agreement pursuant to which such Option is granted (the “Option Agreement Expiry Date”), provided that such date may not be later than the earlier of: (i) the date which is the tenth (10th) anniversary of the date on which such Option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchange;

if a Participant resigns (other than in the circumstances described in Section 9.2(c)), or a Participant’s contract as a Consultant terminates at its normal termination date, or if for any other reason (other than in the circumstances described in Sections 9.2(c) through 9.2(h) the Participant ceases to be an Eligible Person, then only the portion of the Option that is vested and exercisable as of the Termination Date may be exercised by the Participant, and any such exercise must be during the period ending on the earlier of (i) 30 days after the Termination Date and (ii) the Option Agreement Expiry Date, after which period the Option will expire, and for greater certainty, any portion of the Option that is unvested as of the Termination Date shall terminate on the Termination Date;

if a Participant is terminated by the Company or an Affiliate of the Company without Cause, including a constructive dismissal, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date without Cause, and as a result the Participant ceases to be an Eligible Person, then only the portion of the Option that is vested and exercisable as of the Termination Date may be exercised by the Participant, and any such exercise must be during the period ending on the earlier of (i) 90 days after the Termination Date and (ii) the Option Agreement Expiry Date, after which period the Option will expire, and for greater certainty, any portion of the Option that is unvested as of the Termination Date shall terminate on the Termination Date;

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if a Participant is terminated by the Company or an Affiliate of the Company for Cause, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date for Cause, including where a Participant resigns from their employment or terminates their contract as a Consultant after being requested to do so by the Company or an Affiliate of the Company as an alternative to being terminated for Cause, and as a result the Participant ceases to be an Eligible Person, then only the portion of the Option that is vested and exercisable as of the Termination Date may be exercised by the Participant, and any such exercise must be during the period ending on the earlier of (i) 8 days after the Termination Date and (ii) the Option Agreement Expiry Date, after which period the Option will expire, and for greater certainty, any portion of the Option that is unvested as of the Termination Date shall terminate on the Termination Date;

if a Participant’s contract as a Consultant is frustrated before its normal termination date due to death or permanent disability, and as a result the Participant ceases to be an Eligible Person, then:

the Option will continue to be exercisable pursuant to Section 9.2(a) (to the extent it is vested) and will expire on the earlier of (a) 180 days after the Termination Date and (b) the Option Agreement Expiry Date;

any portion of the Option that is unvested as of the Termination Date shall continue to vest in accordance with the vesting provisions in the applicable Option Agreement and Section 9.4; and

any portion of the Option that is unvested as of the end of the period set out in Section 9.2(e)(i) shall terminate;

if a Participant, other than a Consultant, ceases to be an Eligible Person due to permanent disability, then:

the Option will continue to be exercisable pursuant to Section 9.2(a) (to the extent it is vested) and will expire on the earlier of (a) 24 months after the Termination Date or (b) the Option Agreement Expiry Date;

any portion of the Option that is unvested as of the Termination Date shall continue to vest in accordance with the vesting provisions in the applicable Option Agreement and Section 9.4; and

any portion of the Option that is unvested as of the end of the period set out in Section 9.2(f)(i) shall terminate;

if a Participant Retires, and as a result the Participant ceases to be an Eligible Person, then:

the Option will continue to be exercisable pursuant to Section 9.2(a) (to the extent it is vested) and will expire on the earlier of (a) 24 months after the Termination Date or (b) the Option Agreement Expiry Date;

any portion of the Option that is unvested as of the Termination Date shall continue to vest in accordance with the vesting provisions in the applicable Option Agreement and Section 9.4; and

any portion of the Option that is unvested as of the end of the period set out in Section 9.2(g)(i) shall terminate; and

if a Participant, other than a Consultant, ceases to be an Eligible Person due to their death, then:

the Option will continue to be exercisable pursuant to Section 9.2(a) (to the extent it is vested) after the death of the Participant, and any exercise of the Option must be effected by a Legal Representative of the Participant’s estate or by a person who acquires the Participant’s rights under the Option by bequest or inheritance, and such Option will expire on the earlier of (a) 12 months after the Termination Date and (b) the Option Agreement Expiry Date;

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any portion of the Option that is unvested as of the Termination Date shall continue to vest in accordance with the vesting provisions in the applicable Option Agreement and Section 9.4; and

any portion of the Option that is unvested as of the end of the period set out in Section 9.2(h)(i) shall terminate;

subject to the right of:

the Committee to set, at the time the Award is granted, shorter or longer periods for exercise (not later than the Option Agreement Expiry Date) with respect to a particular Participant; and

the Board of Directors to, after the time the Award is granted, set shorter (with the consent of the Participant) or longer periods for exercise (not later than the Option Agreement Expiry Date) with respect to a particular Participant or group of Participants.

Blackout Extension. Where the Expiry Date for an Option occurs during or within nine Business Days following the end of a Blackout Period, the Expiry Date for such Option shall be extended to the date which is ten Business Days following the end of such Blackout Period.

Vesting and Other Restrictions. Subject to the terms and conditions of this Plan, the Committee shall, in its sole discretion, determine the Vesting Dates and the proportion of Options to vest on each such Vesting Date applicable to each award of Options at the time of such award.

Exercise of Options. Each Option Agreement will provide that the Option granted thereunder may be exercised only by notice (“Notice of Exercise”) delivered to the Company in the form of Schedule “B” and signed by the Participant, or the legal representative or committee or attorney, as the case may be (the “Legal Representative”), of the Participant, and accompanied by full payment for the Common Shares being purchased. Such consideration may be paid in any combination of the following:

bank draft, certified cheque or wire transfer; or

such other consideration as the Committee may permit consistent with applicable laws.

As soon as practicable after any exercise of an Option, a certificate or certificates representing the Common Shares in respect of which such Option is exercised will be delivered by the Company to the Participant or the Legal Representative of the Participant.

Cashless Exercise. A Participant may elect “cashless” exercise in a Notice of Exercise if the Common Shares issuable on exercise of an Option are to be immediately sold. In such case the Participant will not be required to deliver to the Company the bank draft, certified cheque or wire transfer referred to in Section 9.5(a). Instead the following procedure will be followed:

the Participant will instruct a broker selected by the Participant to sell through a Stock Exchange the Common Shares issuable on exercise of an Option as soon as possible and at the applicable bid price for the Common Shares;

on the settlement date for the trade, the Company will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on exercise of the Option, against payment by the broker to the Company of the Exercise Price for such Common Shares and the amount the Company determines, in its discretion; is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the exercise of Options and issuance of Common Shares; and

the broker will deliver to the Participant the remaining proceeds of sale, net of the brokerage commission.

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RESTRICTED SHARE UNIT AWARDS

Grants of Restricted Share Units. The Committee may award Restricted Share Units to such Eligible Persons in such numbers as may be determined by the Committee in its sole discretion with effect from such dates as the Committee may specify.

Vesting Provisions. The Committee shall, in its sole discretion, determine the Vesting Dates and the proportion of Restricted Share Units to vest on each such Vesting Date applicable to each grant of Restricted Share Units under Section 10.1 at the time of such grant. Unless otherwise specified herein or determined by the Committee, Restricted Share Units granted to a Participant under Section 10.1 shall vest on the third anniversary of the date on which they were granted, subject to the Participant continuing to be an Eligible Person. Except where the context requires otherwise, the Restricted Share Units which have so vested shall be referred to herein as “Vested Restricted Share Units”.

Notice of Award; Award Agreement. The Company shall provide each Eligible Person notice of an award of Restricted Share Units promptly after the Committee acts to award the Eligible Person any Restricted Share Units. It shall be a condition to accepting the Award that an Eligible Person given notice of such Award must execute an Award Agreement in accordance with the provisions of Section 7.4.

No Certificates. No certificates shall be issued with respect to Restricted Share Units. All records relating to the Restricted Share Units shall be maintained in the Company’s electronic compensation plan system.

Vesting During Continued Eligibility. Subject to the remaining provisions of this Article 10 and Section 21.5, Restricted Share Units granted to a Participant under Section 10.1 shall vest on the Vesting Dates in accordance with the provisions of this Article 10, provided the Participant remains an Eligible Person on the applicable Vesting Date.

Effect of Ineligibility. Unless otherwise determined by the Committee, and subject to Sections 10.7 and 21.5, in the event a Participant ceases to be an Eligible Person, their unvested Restricted Share Units shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such unvested Restricted Share Units.

Death, Retirement, or Disability. Notwithstanding Sections 10.5 and 10.6, if a Participant dies, Retires, or suffers a permanent disability, or if a Participant’s contract as a Consultant is frustrated before its normal termination date due to death or permanent disability, and as a result a Participant ceases to be an Eligible Person prior to the Vesting Date, the Committee shall have the discretion to determine that, in respect of each grant of Restricted Share Units, the Restricted Share Units granted to such a Participant shall vest on the Vesting Date applicable to such Restricted Share Units as such date was determined by the Committee upon the grant of the Award, however, that the total number of Restricted Share Units so vested shall be adjusted by the formula A x B/C, where:

(A)	equals the number of Restricted Share Units granted to the Participant,

(B)	equals the total number of full months between the date the Restricted Share Units referenced in (A) were granted to the Participant and the Termination Date, and

(C)	equals the total number of months in the original vesting period applicable to such Restricted Share Units (being the total number of months from the date the Restricted Share Units were granted until the Vesting Date), as determined in accordance with Section 10.2.

PERFORMANCE SHARE UNIT AWARDS

Grants of Performance Share Units. The Committee may award Performance Share Units to such Eligible Persons in such numbers as may be determined by the Committee in its sole discretion with effect from such dates as the Committee may specify.

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Performance Period. The Committee shall, in its sole discretion, determine the Performance Period applicable to each grant of Performance Share Units under Section 11.1 at the time of such grant. Unless otherwise specified by the Committee, the Performance Period applicable to a grant of Performance Share Units will commence on the January 1 coincident with or immediately preceding or following the grant and end on December 31 of the second year following the calendar year in which such Performance Share Units were granted.

Determination of Target Milestones. The Target Milestones for each Performance Period shall be determined by the Committee in its sole discretion.

No Certificates. No certificates shall be issued with respect to Performance Share Units. All records relating to the Performance Share Units shall be maintained in the Company’s electronic compensation plan system.

Notice of Award; Award Agreement. The Company shall provide each Eligible Person notice of an award of Performance Share Units promptly after the Committee acts to award the Eligible Person any Performance Share Units. It shall be a condition to accepting the Award that an Eligible Person given notice of such Award must execute an Award Agreement in accordance with the provisions of Section 7.4.

Vesting During Eligibility. Subject to the remaining provisions of this Article 11 and Section 21.5, Performance Share Units granted to a Participant under Section 11.1 shall vest on the Vesting Date in accordance with this Article 11, provided the Participant remains an Eligible Person on the applicable Vesting Date.

Determination of Performance Percentage. The performance achievement of the Target Milestones for an applicable Performance Period shall be determined by assigning a percentage reflecting such performance (the “Performance Percentage”).

Vesting of Performance Share Units Based on Performance Percentage. Unless otherwise determined by the Committee, and subject to the remaining provisions of this Article 11, the number of Performance Share Units granted to the Participant under Section 11.1 which shall vest on the Vesting Date shall be calculated by multiplying (a) the aggregate number of such Performance Share Units by (b) the Performance Percentage. Except where the context requires otherwise, the Performance Share Units which have so vested shall be referred to herein as “Vested Performance Share Units”.

Effect of Ineligibility. Unless otherwise determined by the Committee, and subject to Sections 11.10 and 21.5, in the event a Participant ceases to be an Eligible Person, their unvested Performance Share Units shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such unvested Performance Share Units.

Death, Retirement, or Disability. Notwithstanding Sections 11.6 and 11.9, if a Participant dies, Retires, or suffers a permanent disability, or if a Participant’s contract as a Consultant is frustrated before its normal termination date due to death or permanent disability, and as a result a Participant ceases to be an Eligible Person prior to the Vesting Date, the Committee shall have the discretion to determine that, in respect of each grant of Performance Share Units, the Performance Share Units granted to such a Participant shall vest on the Vesting Date applicable to such Performance Share Units as such date was determined by the Committee upon the grant of the Award, however, the total number of Performance Share Units so vested shall be adjusted by the formula (A x B/C) x (X/Y), where:

(A)   equals the number of Performance Share Units granted to the Participant,

(B)   equals the measure of performance toward achievement of the Target Milestones through the Terminate Date, as determined by the Committee in its sole discretion,

(C)   equals 100% achievement of the Target Milestones,

(X)   equals the total number of full months between the commencement date of the Performance Period applicable to such Performance Share Units, as determined in accordance with Section 11.2, and the Termination Date, and

(Y)   equals the total number of months in the Performance Period applicable to such Performance Share Units, as determined in accordance with Section 11.2.

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Share Unit Account

Share Unit Account. An account, to be known as a “Share Unit Account”, shall be maintained by the Company for each Participant and shall be credited with such Share Units as are granted to the Participant under Section 10.1 or Section 11.1, as applicable.

Cancellation of Share Units that Fail to Vest or Are Redeemed. Share Units that fail to vest in accordance with Article 10 or Article 11 of the Plan, or that are redeemed in accordance with Article 13 of the Plan, shall be cancelled and shall cease to be recorded in the Share Unit Account of the relevant Participant as of the date on which such Share Units are forfeited or redeemed, as the case may be, and the Participant will have no further right, title or interest in or to such Share Units.

REDEMPTION OF SHARE UNITS

General. Except as provided in Section 13.3, on the Redemption Date for each Vested Share Unit, the Company shall redeem all such Vested Share Units by:

subject to Article 18, paying to the relevant Participant a cash amount equal to the Market Price of such Vested Share Units as of the Vesting Date;

subject to Article 18, issuing the number of Common Shares equal to the number of such Vested Share Units as of the Vesting Date to the relevant Participant; or

subject to Article 18, purchasing the number of Common Shares equal to the number of such Vested Share Units as of the Vesting Date on the open market for delivery to the relevant Participant.

Whether a Vested Share Unit is redeemed in accordance with Sections 13.1(a), 13.1(b) or 13.1(c) shall be at the sole discretion of the Company.

Blackout Periods. If the Redemption Date for a Vested Share Unit occurs during or within nine Business Days following the end of a Blackout Period, then, notwithstanding any other provision of the Plan, the Vested Share Unit shall instead be redeemed on, and “Redemption Date” shall mean the date which is ten Business Days after the date on which the Blackout Period ends. In such case, the Company shall redeem all such Vested Share Units in accordance with Section 13.1 as of the Redemption Date, determined in accordance with this Section 13.2. Notwithstanding the foregoing, in the case of a Vested Share Unit held by, or on behalf of, a Participant subject to taxation in the United States, to the extent that so delaying the Redemption Date would constitute a violation of Section 409A of the US Tax Code, then the Vested Share Unit shall be redeemed on, and “Redemption Date” shall mean, a date that is no later than December 31 of the year in which the Redemption Date would otherwise occur (without giving effect to the other provisions of this Section 13.2), and the Vested Share Unit shall be redeemed by paying the relevant Participant a cash amount equal to the Market Price of such Vested Share Unit as of the Vesting Date.

Forfeiture upon Termination for Cause. If a Participant is terminated for Cause and ceases to be an Eligible Person prior to the Redemption Date, for any Vested Share Units, those Vested Share Units shall not be redeemed on the Redemption Date but shall instead be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such Share Units.

No Interest. For greater certainty, no interest shall be payable to Participants in respect of any amount payable under the Plan.

GENERAL TERMS OF AWARDS

Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as determined by the Committee and required by applicable law.

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Awards May Be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with any other Award or any award granted under any plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any such other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

Forms of Payment under Awards. Subject to the terms of the Plan, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Committee shall determine (including, without limitation, cash, Common Shares, promissory notes, other securities, other Awards or other property or any combination thereof), and may be made in a single payment or transfer, in instalments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee and, to the extent applicable to Participants subject to taxation under the US Tax Code, in accordance with Section 409A of the US Tax Code. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on instalment or deferred payments or the grant or crediting of dividend equivalents with respect to instalment or deferred payments.

Restrictions, Stock Exchange Listing. All Common Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, applicable securities laws and regulatory requirements and applicable Canadian corporate laws, and the Committee may direct appropriate stop transfer orders and cause other legends to be placed on the certificates for such Common Shares or other securities to reflect such restrictions. If the Common Shares or other securities are traded on a securities exchange, the Company shall not be required to deliver any Common Shares or other securities covered by an Award unless and until such Common Shares or other securities have been admitted for trading on such securities exchange.

CHANGES IN STATUS

A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

NON-TRANSFERABILITY OF AWARDS

Each Award Agreement will provide that the Award granted thereunder is not transferable or assignable. The Award Agreement will also provide that the Award granted thereunder may only be exercised by the Participant or in the event of:

the death of the Participant; or

the appointment of a committee or duly appointed attorney of the Participant on the grounds that the Participant is incapable, by reason of physical or mental infirmity, of managing their affairs;

the Participant’s Legal Representative.

REPRESENTATIONS AND COVENANTS OF PARTICIPANTS

Representations and Covenants. Each Award Agreement will be deemed to contain representations and covenants of the Participant that:

the Participant is a director, officer, employee, or Consultant of the Company or its Affiliates or a Person otherwise determined as an Eligible Person under this Plan by the Committee;

the Participant has not been induced to enter into such Award Agreement by the expectation of employment or engagement or continued employment or engagement with the Company or its Affiliates;

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the Participant is aware that the grant of the Award and the issuance by the Company of Common Shares thereunder are exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Options or the Common Shares to be distributed thereunder under any applicable securities laws;

upon each exercise of an Option, the Participant, or the Legal Representative of the Participant, as the case may be, will, if requested by the Company, represent and agree in writing that the Person is, or the Participant was, a director, officer, employee or Consultant of the Company or its Affiliates or a Person otherwise determined as an Eligible Person under this Plan by the Committee and has not been induced to purchase the Common Shares by expectation of employment or engagement or continued employment or engagement with the Company or its Affiliates, and that such Person is not aware of any commission or other remuneration having been paid or given to others in respect of the granting of the Award; and

if the Participant or the Legal Representative of the Participant exercises the Option, the Participant or the Legal Representative, as the case may be, will prior to and upon any sale or disposition of any Common Shares purchased pursuant to the exercise of the Option, comply with all applicable securities laws and all applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchange.

Provisions Relating to Common Share Issuances under an Award Agreement. Each Award Agreement will contain such provisions as in the opinion of the Committee are required to ensure that no Common Shares are issued on the exercise or redemption of an Award, as applicable, unless the Committee is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchange. In particular, if required by any regulatory authority to which the Company is subject, including the Stock Exchange, an Award Agreement may provide that shareholder approval to the grant of an Award must be obtained prior to the exercise or redemption of the Award, as applicable, or to the amendment of the Award Agreement.

WITHHOLDING TAX

The Company or an Affiliate may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or the Affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Options, Share Units, or any issuance of Common Shares. Without limiting the generality of the foregoing, the Company may, at its discretion: (i) deduct and withhold those amounts it is required to remit from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Company equal to the amount required to be remitted, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant; or (iii) sell, on behalf of the Participant, that number of Common Shares to be issued upon the exercise of Options such that the amount withheld by the Company from the proceeds of such sale will be sufficient to satisfy any taxes required to be remitted by the Company for the account of the Participant. Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment in a timely manner of all taxes required to be remitted for the account of the Participant.

CONDITIONS

Notwithstanding any of the provisions contained in this Plan or in any Award Agreement, the Company’s obligation to issue Common Shares to a Participant pursuant to the exercise of an Option or the granting of any Award will be subject to, if applicable:

completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

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the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

Suspension, Amendment or Termination of Plan. The Committee will have the right at any time to suspend or terminate this Plan and, subject to Section 20.2, may:

with the prior approval of shareholders of the Company by ordinary resolution make any amendment to any Award Agreement or the Plan, including any amendment that would:

increase the number of Common Shares, or rolling maximum, reserved for issuance under the Plan as set out in Section 6.1;

reduce the Exercise Price per Common Share under any Option or cancel any Option and replace such Option with a lower Exercise Price per Common Share under such replacement Option;

extend the term of an Award beyond its original expiry time, except as such extension is contemplated by Section 20.1(b)(vii);

increase the limit on participation by non-employee directors;

permit an Award to be transferable or assignable to any Person other than in accordance with Article 16; or

amend this Article 20;

without the prior approval of shareholders of the Company make the following amendments to any Award Agreement or the Plan:

amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

amendments that are necessary for Awards to qualify for favourable treatment under applicable tax laws;

the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares through the facilities of the Stock Exchange for such Participants;

the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of Share Units, make lump sum cash payments to Participants;

amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including the Stock Exchange;

amendments to any vesting provisions of an Award;

amendments to the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award, provided, however, that the original date of expiration for Share Units awarded to non-Insiders may be so extended; and

amendments to implement or modify a cashless exercise feature for Options, whether such feature provides for payments in cash or securities, so long as any such feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares available under the Plan.

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Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchange, shall be complied with and obtained in connection with any such suspension, termination or amendment to the Plan or amendments to any Award Agreement.

Limitations. In exercising its rights pursuant to Section 20.1, the Committee will not have the right to affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Award previously granted under this Plan (except: (i) with the consent of such Participant; (ii) as permitted pursuant to Article 21; or (iii) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including the Stock Exchange).

Powers of Committee Survive Termination. The full powers of the Committee as provided for in this Plan will survive the termination of this Plan until all Awards and Options have been exercised in full or have otherwise expired.

ADJUSTMENTS

Adjustments. Adjustments will be made to (i) the Exercise Price of an Option, (ii) the number of Common Shares delivered to a Participant upon exercise of an Award and/or (iii) the maximum number of Common Shares that, pursuant to Section 6.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan in the following events and manner, subject to any required regulatory approvals and the right of the Board of Directors to make such other or additional adjustments as the Board of Directors considers to be appropriate in the circumstances:

upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares or (iii) the issue of a stock dividend to holders of the Common Shares (excluding a stock dividend paid in lieu of a cash dividend in the ordinary course), the Exercise Price will be adjusted accordingly and the Company will deliver upon exercise of an Option, in addition to or in lieu of the number of Common Shares in respect of which the right to purchase is being exercised, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend;

upon (i) a capital reorganization, reclassification or change of the Common Shares, (ii) a consolidation, amalgamation, arrangement or other form of business combination of the Company with another person or Company or (iii) a sale, lease or exchange of all or substantially all of the property of the Company, the Exercise Price will be adjusted accordingly and the Company will deliver upon exercise of an Option, in lieu of the Common Shares in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or property as results from such event;

upon the distribution by the Company to holders of the Common Shares of (i) shares of any class (whether of the Company or another Company) other than Common Shares, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) cash (excluding a cash dividend paid in the ordinary course), securities or other property or assets, the Exercise Price will be adjusted accordingly but no adjustment will be made to the number of Common Shares to be delivered upon exercise of an Option;

upon the occurrence of an event described in (a) or (b) above, the maximum number of Common Shares that, pursuant to Section 6.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan will be adjusted accordingly;

adjustments to the Exercise Price of an Option will be rounded up to the nearest one cent and adjustments to the number of Common Shares delivered to a Participant upon exercise of an Option and the maximum number of Common Shares that, pursuant to Section 6.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan will be rounded down to the nearest whole Common Share; and

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an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative

Appropriate adjustments that are similar to the foregoing will be made in respect of Share Units in the foregoing events and manner, subject to any required regulatory approvals and the right of the Board of Directors to make such other or additional adjustments as the Board of Directors considers to be appropriate in the circumstances.

Cancellation. The Committee may, in its sole discretion, cancel any or all outstanding Awards and pay to the holders of any such Awards that are otherwise vested, in cash, the value of such Awards based upon the price per Common Share received or to be received by other shareholders of the Company in such event.

No Limitation. The grant of any Awards under this Plan will in no way affect the Company’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

No Fractional Shares. No adjustment or substitution provided for in this Article 21 will require the Company to issue a fractional share in respect of any or other Awards and the total substitution or adjustment with respect to each Award will be limited accordingly.

Change of Control – Actions by the Committee. Subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchange, and notwithstanding any other provision of the Plan, other than Section 21.6, in the event of a Change of Control, the following provisions shall apply:

in the event of a Change of Control where the person or persons that acquire control (the “Acquiror”), an Affiliate thereof or the successor to the Company has entered into a binding written agreement with the Company to assume all of the obligations of the Company under the Plan and the Committee determines that such assumption is consistent with the objectives of the Plan, the Plan and all outstanding Awards will continue on the same terms and conditions, subject to Section 21.5(b), except that, if applicable, the terms and conditions of Share Units may be adjusted to reflect reference to shares of the Acquiror or an Affiliate thereof;

in the event of a Change of Control where the Plan is continued pursuant to Section 21.5(a) and the employment or engagement of a Participant thereafter terminates for any reason other than resignation without Good Reason or termination for Cause:

all unvested Options held by such Participant shall immediately vest on the Termination Date;

all unvested Restricted Share Units held by such Participant shall immediately be deemed to be Vested Restricted Share Units as of the Termination Date, which for the purposes of this Section 21.5(b)(ii) shall be deemed to be the Vesting Date, and the Company shall redeem such Vested Restricted Share Units on the Redemption Date by paying to such Participant a cash amount equal to the Market Price of such Vested Restricted Share Units as of the Termination Date; and

all unvested Performance Share Units held by such Participant shall immediately be deemed to be Vested Performance Share Units as of the Termination Date, which for the purposes of this Section 21.5(b)(iii) shall be deemed to be the Vesting Date, based on an assumed Performance Percentage of (a) 100 percent or (b) any percentage specifically determined by the Committee for this purpose, and the Company shall redeem such Vested Performance Share Units by paying to such Participant, as of the Redemption Date, a cash amount equal to such Vested Performance Share Units calculated by multiplying the Market Price of such Vested Performance Share Units as of the Termination Date by the proportion of the Performance Period which has elapsed as of the Termination Date; and

in the event of a Change of Control where the Acquiror or an Affiliate thereof or the successor to the Company does not agree to assume all of the obligations of the Company under the Plan, or the Committee determines that such assumption is not consistent with the objectives of the Plan:

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all unvested Options held by each Participant shall immediately vest as of the effective date of the Change of Control;

all unvested Restricted Share Units held by each Participant shall immediately be deemed to be Vested Restricted Share Units as of the effective date of the Change of Control, which for the purposes of this Section 21.5(c)(ii) shall be deemed to be the Vesting Date, and the Company shall redeem such Vested Restricted Share Units on the Redemption Date by paying to each Participant a cash amount equal to the Market Price of such Vested Restricted Share Units as of the effective date of the Change of Control; and

all unvested Performance Share Units held by each Participant shall immediately be deemed to be Vested Performance Share Units as of the effective date of the Change of Control, which for the purposes of this Section 21.5(c)(iii) shall be deemed to be the Vesting Date, based on an assumed Performance Percentage of (a) 100 percent or (b) any percentage specifically determined by the Committee for this purpose, and the Company shall redeem such Vested Performance Share Units by paying to each Participant, as of the Redemption Date, a cash amount equal to such Vested Performance Share Units calculated by multiplying the Market Price of such Vested Performance Share Units as of the effective date of the Change of Control by the proportion of the Performance Period that has elapsed as of the effective date of the Change of Control.

Notwithstanding the foregoing provisions of this Section 21.5, the Committee may, in its sole discretion, make such determinations as it considers appropriate in the circumstances upon a Change of Control to ensure the fair treatment of Participants in such circumstances in light of the objectives of the Plan, including, without limitation, with respect to the vesting periods and Performance Percentages applicable to any Share Units, the amounts to be paid to Participants on the redemption of any Share Units and/or the termination of the Plan (and, for greater certainty, such determinations may result in different vesting, redemption or payment terms than would result from the operation of Sections 21.5(a), (b) and (c) without such determinations).

Change of Control – Exercise to Participate in Transaction. On the occurrence of a Change of Control, notwithstanding Section 21.5, a Participant may exercise an Option, notwithstanding the time or times specified in such Option Agreement for the exercise of the Option granted thereunder, as to any of the Common Shares in respect of which the Option has not been exercised, and

If a “take-over bid” (within the meaning of applicable securities legislation) made by any person for the voting securities of the Company would, if successful, result in a Change of Control, then:

the Company will promptly notify the Participant of the take-over bid and the rights of the Participant under this section;

the Participant may exercise their Option as to any of the Common Shares in respect of which the Option has not been exercised, during the period ending on the earlier of the expiration of the take-over bid and the Expiry Date; and

exercise of the Option shall only be for the purpose of depositing the Common Shares related to such Option pursuant to the take-over bid; and

in any other case, only for the purpose of participating in such transaction provided that the Committee may take such steps and require such documentation from the Participant which in its opinion are necessary to ensure that such Common Shares that are issued upon the exercise of the Option are purchased only for the purpose of participating in such transaction.

provided that if such Change of Control does not occur then the Participant shall promptly return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation, the Option respecting such Common Shares shall be deemed not to have been exercised, the Common Shares shall be deemed not to have been issued and the Company shall refund to the Participant the aggregate Exercise Price for the Common Shares (unless the Participant elected cashless exercise).

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GENERAL

No Rights as Shareholder. Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Common Shares reserved for the purpose of any Award.

No Effect on Employment. Nothing in this Plan or any Award Agreement will confer upon any Participant any right to continue in the employ of or under contract with the Company or its Affiliates or affect in any way the right of the Company or any such Affiliate to terminate their employment at any time or terminate their consulting contract, nor will anything in this Plan or any Award Agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any such Affiliate to extend the employment of any Participant beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or its Affiliates or any present or future retirement policy of the Company or its Affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or its Affiliates. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

No Fettering of Directors’ Discretion. Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board of Directors in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

Applicable Law. The Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Section 409A of the US Tax Code. Awards under the Plan are intended to be exempt from Section 409A of the US Tax Code to the maximum extent possible as either “stock rights” pursuant to U.S. Treasury Regulation Section 1.409A-1(b)(5)(i)(A) or “short term deferrals” pursuant to U. S. Treasury Regulation Section 1.409A-1(b)(4), and this Plan and the Award Agreements shall be construed and interpreted consistently with such intent. To the extent any Award is subject to Section 409A of the US Tax Code, this Plan and the Award Agreements are intended to comply with Section 409A of the US Tax Code, and this Plan and the Award Agreements shall be construed and interpreted consistently with such intent. Notwithstanding anything herein to the contrary, to the extent an Award is subject to Section 409A of the US Tax Code and a Change in Control occurs, then the Committee shall have the right (but not the obligation) to exercise discretion to take any action with respect to such Awards (including converting the Award to the right to receive a fixed dollar amount and preserving the original time at which payment with respect to such Award is to be made) to avoid the Participant holding such Award being subject to any taxes under Section 409A of the US Tax Code. To the extent an Award is subject to Section 409A of the US Tax Code, all references in this Plan to “termination of employment” (or similar terms) shall mean “separation from service.” If a Participant is a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the US Tax Code on the date of his or her separation from service, then, with respect to any Award held by such Participant that is considered nonqualified deferred compensation under Section 409A of the US Tax Code that is deemed payable on account of a “separation from service,” to the extent required to comply with Section 409A of the US Tax Code, payment or settlement of any Award shall not be made or provided until the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of such “separation from service” of the Participant, and (ii) the date of the Participant’s death.

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Form of Option Agreement

CATALYST PAPER CORPORATION
CATALYST PAPER CORPORATION 2015 SHARE COMPENSATION PLAN
OPTION AGREEMENT

This Option Agreement is entered into between Catalyst Paper Corporation (the “Company”) and the Participant named below pursuant to the Catalyst Paper Corporation 2015 Share Compensation Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on ●, 201● (the “Grant Date”);

2.	• (the “Participant”);

3.	was granted an option (the “Option”) to purchase • Common Shares (the “Optioned Shares”) of the Company, exercisable from time to time as to:

●; and

●; [NOTE: or other exercise criteria, as appropriate.]

4.	at a price (the “Exercise Price”) of $● per Common Share; and

5.	for a term expiring at 5:00 p.m., Vancouver time, on ●, 20●● (the “Option Agreement Expiry Date”);

on the terms and subject to the conditions set out in the Plan.

By signing this agreement, the Participant acknowledges that he or she has read and understands the terms of the Plan and accepts the Option in accordance with the terms of the Plan.

IN WITNESS WHEREOF the Company and the Participant have executed this Option Agreement as of ●, 201●.

Catalyst Paper Corporation

By:

By:

By the Participant

Name of Participant

Signature of Participant

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Form of Notice of Exercise

CATALYST PAPER CORPORATION
CATALYST PAPER CORPORATION 2015 SHARE COMPENSATION PLAN
Notice of Exercise

TO: Catalyst Paper Corporation

Attention: The Corporate Secretary

Reference is made to the Option Agreement made as of ●, 201●, between Catalyst Paper Corporation (the “Company”) and the Participant named below. The Participant hereby exercises the Option to purchase Common Shares of the Company as follows:

Number of Optioned Shares for which Option being exercised:	_______________

Exercise Price per Common Share:	$______________

Total Exercise Price:	$______________

Check here for exercise of the Option if a cheque (which need not	☐
be a certified cheque) or bank draft is tendered with this Notice of Exercise:

Address of Participant as it is to appear on the register of Common	___________________________
Shares of the Company and to which a certificate representing the	___________________________
Common Shares being Purchased is to be delivered	___________________________

Dated ●, 201●.

Name of Participant

Signature of Participant

A Participant may elect a “cashless” exercise in accordance with the term of the Option Agreement. If the Participant elects a “cashless” exercise, the Participant must make advance arrangements with the Company by contacting the Corporate Secretary of the Company and carrying out the terms of those arrangements.

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SCHEDULE B

COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES

The Board has reviewed the Corporate Governance Guidelines established by the Canadian Securities Administrators under National Policy 58-201 (the “Governance Guidelines”). The Board believes the Corporation’s governance practices meet or exceed the Governance Guidelines. The following description summarizes the Corporation’s corporate governance practices and its compliance with the Governance Guidelines.

Guideline 3.1 Composition of the Board	The Board should have a majority of independent directors.
Does the Corporation comply?	Yes
Discussion	All of the directors, with the exception of Mr. Nemeth, who is the Chief Executive Officer of the Corporation, are independent within the meaning of the Governance Guidelines.
Guideline 3.2 Composition of Board	The Chair should be an independent director.
Does the Corporation comply?	Yes
Discussion	The Chair of the Board is Leslie T. Lederer, an independent director.
Guideline 3.3 Meetings of Independent Directors	The independent directors should hold regularly scheduled meetings at which members of management are not in attendance.
Does the Corporation comply?	Yes
Discussion	At each regularly scheduled Board meeting and meetings of standing Committees of the Board, an “in-camera” session is generally held at which only independent directors are present. During 2014, 9 in-camera sessions were held at Board meetings, 5 at Audit Committee meetings, 4 at Environmental, Health and Safety Committee meetings and 5 at GHRCC meetings.
Guideline 3.4 Board Mandate	The Board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the Corporation, including responsibility for:
(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;
(b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
(c) the identification of the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;
(d) succession planning (including appointing, training and monitoring senior management);
(e) adopting a communication policy for the Corporation;
(f) the Corporation’s internal control and management information system; and
(g) developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

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The written mandate of the Board should also set out:
(i) measures for receiving feedback from security holders, and
(ii) expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.
Does the Corporation comply?	Yes
Discussion	A copy of the text of the Administrative Guidelines and Terms of Reference for the Board, which addresses the items referred to above, is attached to this Management Proxy Circular as Schedule B.
Guideline 3.5 Positions Descriptions	The Board should develop clear position descriptions for the chair of the Board and the chair of each Board committee. In addition, the Board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management’s responsibilities. The Board should also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.
Does the Corporation comply?	Yes
Discussion	The Board has developed written mandates for each of the Board as a whole, the Chair of the Board, each Board committee, individual directors, and the Chief Executive Officer which sets out the responsibilities of each of these entities. The Terms of Reference for each Board Committee set out the responsibilities of the chair of the respective Committee. Copies of the Terms of Reference for each of the Board, Board Committees, Chair, individual directors, and Chief Executive Officer are available at the Corporation’s website at www.catalystpaper.com. The GHRCC reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee evaluates the Chief Executive Officer’s performance against those objectives.
Guideline 3.6 Orientation	The Board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its directors). All new directors should also understand the nature and operation of the Corporation’s business.
Does the Corporation comply?	Yes
Discussion	Under the guidance of the GHRCC, the Corporation conducts an orientation program for new directors that includes a review of the Corporation’s business and operations, meetings with all members of the executive and visits to the Corporation’s manufacturing facilities.
Guideline 3.7 Continuing Education	The Board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.
Does the Corporation comply?	Yes
Discussion	From time to time the Corporation arranges for certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends. In addition, the Corporation’s Chief Financial Officer, Vice President and Treasurer and representatives from the Corporation’s auditors regularly review with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation. The Board generally visits one of the Corporation’s manufacturing facilities at least once a year.

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Guideline 3.8 Code of Business Conduct and Ethics	The Board should adopt a written code of business conduct and ethics (a “code”). The code should be applicable to directors, officers and employees of the Corporation. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues:
(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;
(b) protection and proper use of corporate assets and opportunities;
(c) confidentiality of corporate information;
(d) fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees;
(e) compliance with laws, rules and regulations; and
(f) reporting of any illegal or unethical behavior.
Does the Corporation comply?	Yes
Discussion	The Corporation has a Code of Corporate Ethics and Behaviour which applies to all directors, officers, and employees. The Code of Corporate Ethics and Behaviour can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on SEDAR at www.sedar.com. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.
Guideline 3.9 Monitoring Compliance with Code	The Board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the Corporation’s directors or executive officers should be granted by the Board (or a Board committee) only.
Does the Corporation comply?	Yes
Discussion	The Board monitors compliance with the Code of Corporate Ethics and Behaviour through the Chief Executive Officer and senior management. All salaried employees are required to annually confirm electronically, through the company’s training platform, or in writing that they have complied with the Code. The terms of reference for the Board provide that any waivers from the Code for the benefit of the Corporation’s directors or corporate officers may only be granted by the Board or, if delegated by the Board, a Board Committee.
Guideline 3.10 Nomination of directors	The Board should appoint a nominating committee composed entirely of independent directors.
Does the Corporation comply?	Yes
Discussion	The GHRCC, which is composed entirely of independent directors, is responsible for recommending to the Board nominees for election or re-election to the Board.
Guideline 3.11 Written Charter for Nomination Committee	The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.
Does the Corporation comply?	Yes
Discussion	The GHRCC operates in accordance with written Terms of Reference, which address the matters referred to above. A copy of the GHRCC Terms of Reference is available at the Corporation’s website at www.catalystpaper.com and is attached to this Management Proxy Circular as Schedule D.

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Guideline 3.12 Adopt Process to Consider and Assess Competencies

Prior to nominating or appointing individuals as directors, the Board should adopt a process involving the following steps:

(a) Consider what competencies and skills the Board, as a whole, should possess. In doing so, the Board should recognize that the particular competencies and skills required for one issuer may not be the same as those required for another.

(b) Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the Board. Instead, the Board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.
The Board should also consider the appropriate size of the Board, with a view to facilitating effective decision-making. In carrying out each of these functions, the Board should consider the advice and input of the nominating committee.
Does the Corporation comply?	Yes
Discussion	The Board has delegated to the GHRCC the responsibility for the ongoing assessment of the Board and directors. The Committee annually assesses the composition of the Board taking into consideration the current strength, skills and experience of the Board, retirement dates, and the strategic direction of the Corporation. The Committee considers the competencies and skills that the current Board as a whole, and individual directors, possess in making its recommendations to the Board.
Guideline 3.13 Nomination Committee Responsible for Identifying Qualified Individuals	The nominating committee should be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.
Does the Corporation comply?	Yes
Discussion	The Terms of Reference for the GHRCC require the committee, in consultation with the Chair of the Board and the CEO, to recommend to the Board nominees for election.
Guideline 3.14 Nomination Committee Consider Competencies and Skills	In making its recommendations, the nominating committee should consider: (a) the competencies and skills that the Board considers to be necessary for a Board, as a whole, to possess;
(b) the competencies and skills that the Board considers each existing director to possess; and
(c) the competencies and skills each new nominee will bring to the boardroom.
Does the Corporation comply?	Yes
Discussion	The Terms of Reference of the GHRCC require that it take the foregoing criteria into account in making its recommendations to the Board. From time to time the GHRCC may engage the services of an outside search consultant to assist it in identifying the best possible candidates.

B-4

Guideline 3.15 Compensation Committee Composed of Independent Directors	The Board should appoint a compensation committee composed entirely of independent directors.
Does the Corporation comply?	Yes
Discussion	The Board has delegated to the GHRCC the responsibility for reviewing and making recommendations regarding the compensation of executive management and directors. Each member of the GHRCC is independent.
Guideline 3.16 Written Charter for Compensation Committee	The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the Board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.
Does the Corporation comply?	Yes
Discussion	The Terms of Reference of the GHRCC address the foregoing criteria. The Terms of Reference are reviewed annually and updated as required. A copy of the Terms of Reference are attached to this Management Proxy Circular as Schedule D.
Guideline 3.17 Compensation Committee Responsible for Corporate Goals, Recommendations to Board, Reviewing Executive Compensation

The compensation committee should be responsible for:

(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on his evaluation;

(b) making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and
(c) reviewing executive compensation disclosure before the issuer publicly discloses this information.
Does the Corporation comply?	Yes
Discussion	The GHRCC determines the compensation of the Corporation’s directors and officers. The Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive, and reports its conclusions to the Board for its consideration and approval. The Committee also administers the Corporation’s stock option plan, restricted share unit plan and any other share based compensation plan, if applicable, and makes recommendations regarding the granting of stock options and restricted share units to executive management and other key employees of the Corporation.
The Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee reviews the CEO’s performance and evaluates it against those objectives. The results of this evaluation, as well as recommendations regarding the CEO’s compensation, are reported to the Board.
The GHRCC is responsible for annually reviewing the directors’ compensation plan and making recommendations to the Board.
Guideline 3.18 Regular Board Assessments	The Board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider:

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(a) in the case of the Board or a Board committee, its mandate or charter, and
(b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.
Does the Corporation comply?	Yes
Discussion	The GHRCC annually reviews the terms of references for the Board, each committee, the Chair, individual directors and CEO and makes recommendations for amendment where appropriate. The Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The GHRCC makes recommendations to the Board based on the results of the review.

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SCHEDULE C

CATALYST PAPER CORPORATION

BOARD ADMINISTRATION GUIDELINES AND TERMS OF REFERENCE

ADMINISTRATIVE GUIDELINES

1.	The board of directors (the “Board”) assumes responsibility for the stewardship of Catalyst Paper Corporation (the “Corporation”). While, in law, the Board is called upon to supervise the management of the business, this is done by proxy through the President and Chief Executive Officer (“CEO”) who is charged with the day-to-day leadership and management of the Corporation.

2.	The Board has the statutory authority and obligation to protect and enhance the assets of the Corporation. Although directors are elected by the shareholders to bring special expertise or a point of view to Board deliberations, the best interests of the Corporation must be paramount at all times.

3.	The capital and maintenance expenditure authority levels for the President and Chief Executive Officer are outlined in Appendix A to these Guidelines.

4.	Terms of reference for the Board, the Chair, a director, committees and the CEO are annually reviewed by the Governance, Human Resources and Compensation Committee and any changes are recommended to the Board for approval.

5.	Every year the Board reviews and approves a long range strategic plan and one-year operating and capital plans for the Corporation.

6.	The Board has determined that the appropriate size for the Board is from 6 to 8 members.

7.	All directors stand for election every year.

8.	Directors must retire by age 70 except where otherwise agreed by the Board.

9.	The Board does not believe that directors who retire from or otherwise change their current executive position responsibilities should necessarily retire from the Board. There should, however, be an opportunity for the Board, through the Governance, Human Resources and Compensation Committee, to review the appropriateness of continued Board membership.

10.	The Board believes there should be a majority of independent[1] directors on the Board and no more than two inside[2] directors on the Board.

11.	The Board supports the concept of the separation of the role of Chair from that of the CEO. The Board is able to function independently of management when necessary and the Chair's role is to effectively manage and provide leadership to the Board and to interface with the CEO. The Chair will be an independent director.

12.	The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business, the accomplishment of long-term strategic objectives and other non-quantitative objectives established at the beginning of each year.

13.	The CEO has the special responsibility to manage and oversee the required interfaces between the Corporation and the public and to act as the principal spokesperson for the Corporation. This includes the responsibility for managing the equity and other financial market interfaces on behalf of the Corporation.

14.	The Chair of the Board, with the assistance of the CEO and the Secretary, will establish the agenda for each Board Meeting. Each Board member is free to suggest the inclusion of items on the agenda.

15.	The Board will meet at least five times per year and schedule regular meetings two years in advance.

16.	Materials will generally be delivered electronically at least five days in advance of meetings for items to be acted upon, with printed copies to follow as requested by the directors. Presentations on specific subjects at Board meetings will only briefly summarize the material sent to directors so that discussion can be focused on issues relevant to the material.

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices; and (ii) any other applicable legislation or policy.

2 An inside director is defined as an officer or employee of the Corporation or any of its subsidiaries.

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17.	The Board encourages the CEO to bring employees into Board meetings who can provide additional insight into the items being discussed because of personal involvement in these areas, and/or employees who represent future potential who the CEO believes should be given exposure to the Board.

18.	The Board is responsible, in fact as well as in procedure, for selecting candidates for Board membership. The Board delegates the screening process involved to the Governance Committee with input from the Chair and the CEO.

19.	The Governance, Human Resources and Compensation Committee will annually assess the effectiveness and contribution of the Board, its committees and each individual director.

20.	Committees established by the Board analyze in depth policies and strategies, usually developed by management, which are consistent with their terms of reference. They examine proposals and where appropriate make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

21.	The current committees of the Board include the Audit Committee, the Governance, Human Resources and Compensation Committee and the Environmental, Health and Safety Committee. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

22.	Committee members and committee chairs are appointed by the Board and where possible, consideration is given to having directors rotate their committee assignments.

23.	Committees annually review their terms of reference and changes are recommended to the Board through the Governance, Human Resources and Compensation Committee for approval.

24.	Succession and management development plans will be reviewed by the Governance, Human Resources and Compensation Committee and reported annually by the CEO to the Board.

25.	Directors are required to own, in the aggregate, a minimum of 25,000 Deferred Share Units, restricted share units and/or common shares within two years of election.

26.	The Board will ensure that directors receive a comprehensive orientation regarding the Corporation and its operations and that directors receive the necessary ongoing education.

27.	The Board will meet regularly on an “in camera” basis without inside directors or management present.

29.	The Board and a committee of the Board may engage separate independent counsel and/or advisors at the expense of the Corporation. An individual director may engage separate independent counsel and/or advisors at the expense of the Corporation in appropriate circumstances with the approval of the Chair.

30.	The Corporation has provided, on its website, information advising shareholders and other interested parties on how to contact the Corporation. Shareholders and other individuals may communicate directly with the Board by addressing written correspondence to the Board at the corporate address set out on the website. Mail marked “Confidential – For the Catalyst Paper Board of Directors” will be forwarded by management of the Corporation, unopened, to the Chair or to the director to whom the mail is particularly addressed. A director who receives any such mail will discuss any relevant issues set forth in the correspondence with the Chair or the chair of the applicable committee. This procedure is intended to be a means by which shareholders can provide feedback or direct specific concerns to directors. It is not intended to be used as a mechanism for sending routine correspondence, such as analysts reports, to the Board.

31.	These Board Guidelines are reviewed and approved annually by the Board.

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APPENDIX A

CAPITAL AND MAINTENANCE EXPENDITURE AUTHORITY LEVELS

President and Chief Executive Officer Authority Level
	Capital Expenditures	Maintenance Expenditures
Planned	$4 million	$10 million
Unplanned	$2 million	$5 million
Supplemental Expenditures for capital or maintenance projects previously approved by CEO where board approval not required	All
Supplemental Expenditures for capital or maintenance projects previously approved by Board	Cost overruns up to $500,000
Board of Directors Authority Level
	Capital Expenditures	Maintenance Expenditures
Planned	Above $4 million	Above $10 million
Unplanned	Above $2 million	Above $5 million
Supplemental Expenditures for capital or maintenance projects where (a) the original expenditure required board authority or (b) the total expenditure for the Project, taking into account the supplemental expenditure, would require board authority.	Cost overruns that are more than $500,000

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SCHEDULE D

CATALYST PAPER CORPORATION

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.	Purpose

A.	The primary responsibility of the Board is to foster the long-term success of the Corporation.

B.	The Board has the responsibility for the stewardship of the Corporation. It is responsible for overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of business. In addition to the Board’s objective to enhance and preserve shareholder value, it is the overall responsibility of the Board to ensure that the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board also considers the legitimate interests that other stakeholders such as employees, suppliers, customers and communities may have in the Corporation. In supervising the conduct of the business, the Board through the CEO shall set the standards of conduct for the Corporation.

II.	Procedures and Organization

A.	The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The capital and maintenance authority levels for the President and Chief Executive Officer are outlined in the Administrative Guidelines for the Board.

B.	The Board retains the responsibility for managing its own affairs including:

(i)	selecting its Chair;

(ii)	nominating candidates for election to the Board;

(iii)	constituting committees of the Board; and

(iv)	determining director compensation.

C.	Subject to the By-laws of the Corporation and the Canada Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

III.	Duties and Responsibilities

A.	Selection of Management

(i)	The Board has the responsibility for the appointment and replacement of the CEO. The Board has the responsibility to monitor the CEO’s performance, to approve the CEO’s compensation and to provide advice and counsel in the execution of the CEO’s duties.

(ii)	Acting upon the advice of the CEO and the recommendation of the Governance, Human Resources and Compensation Committee the Board has the responsibility for approving the appointment and remuneration of executive management.

(iii)	The Board is responsible for satisfying itself as to the integrity of the CEO and other corporate officers and for ensuring that the CEO and other corporate officers create a culture of integrity throughout the Corporation.

(iv)	The Board has the responsibility for ensuring that plans have been made for executive management succession, which will include the appropriate training and monitoring of executive management.

B.	Monitoring and Acting

The Board has the responsibility:

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(i)	for monitoring the Corporation's progress towards its goals, and revising and altering its direction through management in light of changing circumstances;

(ii)	for approving any payment of dividends and new financings;

(iii)	for identifying the principal risks of the Corporation’s business and taking all reasonable steps to ensure the implementation of appropriate systems to manage these risks; and

(iv)	for directing management to ensure systems are in place for the implementation and integrity of the Corporation's internal control and management information systems.

C.	Governance

The Board is responsible, either directly or through delegation to an appropriate committee, to develop the Corporation’s approach to corporate governance.

D.	Strategy Determination

The Board has the responsibility:

(i)	to review with management the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals;

(ii)	to adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; and

(iii)	to review progress with respect to the achievement of the goals established in the strategic plans.

E.	Policies and Procedures

The Board has the responsibility:

(i)	to approve and, directly or indirectly through management, monitor compliance with all significant policies and procedures by which the Corporation is operated;

(ii)	to approve and, directly or indirectly through management, monitor compliance with the Corporation’s Code of Corporate Ethics and Behaviour applicable to all directors, officers and employees of the Corporation. Any waivers from the Code of Corporate Ethics and Behaviour for the benefit of the Corporation’s directors or officers may only be granted by the Board or, if delegated by the Board, a Board committee; and

(iii)	to direct management to implement systems which are designed to ensure that the Corporation operates at all times in accordance with its Code of Corporate Ethics and Behaviour and within applicable laws and regulations.

F.	Compliance Reporting and Corporate Communications

The Board has the responsibility:

(i)	to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(ii)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(iii)	to ensure that the Corporation has appropriate disclosure controls and procedures that enable information to be recorded, processed, summarized and reported within the time periods required by law;

(iv)	to ensure the timely reporting of any developments that are required to be disclosed by applicable law;

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(v)	to report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report);

(vi)	to approve the Corporation’s communications policy and ensure that the Corporation has in place practices to enable it to communicate effectively with its shareholders, stakeholders and the public generally; and

(vii)	to ensure the Corporation has in place in its communications policy measures for receiving feedback from shareholders.

IV.	General Legal Obligations of the Board of Directors

A.	The Board is responsible for directing management to ensure that legal requirements have been met, and that documents and records have been properly prepared, approved and maintained.

B.	The Canada Business Corporations Act identifies the following as legal requirements for the Board and individual directors:

(i)	to manage or supervise the management of the affairs and business of the Corporation including the relationships among the Corporation, its subsidiaries, their shareholders, directors and officers;

(ii)	to act honestly and in good faith with a view to the best interests of the Corporation; and

(iii)	to exercise the care, diligence and skill of a reasonably prudent person.

C.	In particular, it should be noted that no committee of directors has the authority to:

(i)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(ii)	fill a vacancy among the directors or in the office of the auditor or appoint additional directors;

(iii)	issue securities except as authorized by the directors;

(iv)	issue shares of a series, except as authorized by the directors;

(v)	declare dividends;

(vi)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(vii)	pay a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares, except as authorized by the directors;

(viii)	approve a management proxy circular;

(ix)	approve a take-over bid circular or directors’ circular;

(x)	approve any financial statements; or

(xi)	adopt, amend or repeal the By-laws of the Corporation.

All of the foregoing matters must be considered by the Board as a whole.

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SCHEDULE E

CATALYST PAPER CORPORATION

AUDIT COMMITTEE TERMS OF REFERENCE

I.	Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it. The Committee is directly responsible for overseeing the work of the external auditors. The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.

More specifically the purpose of the Committee is to satisfy itself that:

A.	The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.	The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.	The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements. This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.	The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.[1]

B.	All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.	The Committee Chair shall be appointed by the Board.

D.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators Multilateral Instrument 52-110 – Audit Committees; and (ii) any other applicable legislation or policy. In order to be in a position to satisfy certain U.S. requirements, the members of the Audit Committee must also satisfy certain NYSE requirements.

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(ii)	coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer; and

(iii)	chair Committee meetings.

E.	Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F.	The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.	A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.	The minutes of all meetings of the Committee will be provided to the Board.

J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

K.	The Committee shall choose as its Secretary such person as it deems appropriate.

L.	The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.	Authority and Responsibilities

A.	Audit Committee Terms of Reference

The Committee shall review and assess the adequacy of its terms of reference at least annually and submit its terms of reference to the Board for approval.

B.	Financial Reporting Control Systems

The Committee shall:

(i)	review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)	review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting, discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

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C.	Interim Financial Statements

The Committee shall:

(i)	review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.	Annual Financial Statements and Other Financial Information

The Committee shall:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)	obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)	obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

(iv)	review and discuss reports from external auditors on:

(a)	all critical accounting policies and practices to be used;

(b)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(c)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

(d)	the external auditors attestation of management’s internal control report if required by applicable law;

(v)	review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

(vii)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

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(xi)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.	External Audit Terms of Reference, Reports, Planning and Appointment

The external auditor shall report directly to the Committee. The Committee shall:

(i)	review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)	recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)	pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve a specified type of non-audit services that have a value equal to up to CDN$100,000. All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.	Internal Audit and Legal Compliance

The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)	establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.	Material Disclosure Documents

The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.	Pension Plans

The Committee shall:

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(i)	establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)	review and evaluate recommendations from the Pension Administrative Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii)	report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv)	approve material changes to the documentation for the Plans.

In giving effect to the foregoing, the Committee will approve procedures by which it will oversee and monitor the Pension Administrative Committee in its administration of the pension plans. The Committee may, with the approval of the Board, give the Pension Administrative Committee authority to make decisions within its responsibilities and duties under its terms of reference independently of direction from the Board, the Committee and senior management in circumstance where the board is of the view that such action is necessary in order to avoid conflict between the Company’s role as administrator of the pension plans and its role as a plan sponsor or employer.

IV.	Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.	The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.	The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.	Committee Timetable

The timetable outlined on the following pages outlines the Committee’s schedule of activities during the year.

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Terms of Reference for the Audit Committee - Forward Agenda

Meeting Timing	Feb	Apr	Jul	Nov
Agenda Item:
A. Financial Reporting Control Systems
(i) Review reports from senior officers outlining changes in financial risks.	X	X	X	X
(ii) Review management letter of external auditor and Corporation’s responses to suggestions made.		X
(iii) Review any new appointments to senior positions with financial reporting responsibilities.	X	X	X	X
(iv) Obtain assurance from both internal and external auditors regarding the overall control environment and the adequacy of accounting system controls.	X	X	X	X
(v) Review financial statement certification process and disclosure controls and procedures.			X
(vi) Review procedures for receipt and treatment of complaints regarding accounting controls or auditing matters and confidential, anonymous submission of concerns regarding accounting or auditing matters.			X
(vii) Receive and review external auditors report on critical accounting policies.			X
B. Interim Financial Statements
(i) Review interim financial statements with Corporation prior to their release and recommend their approval to the Board.	X	X	X	X
(ii) Review management’s discussion and analysis and associated press releases, accompanying interim financial statements.	X	X	X	X
C. Annual Financial Statements and Other Financial Information
(i) Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.	X	X	X	X
(ii) Obtain summaries of significant transactions, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration.	X	X	X	X
(iii) Obtain draft annual financial statements in advance of the committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers.	X
(iv) Review summary of the status of any material pending or threatened litigation, claims and assessments.	X	X	X	X
(v) Discuss the annual financial statements and the auditors’ report thereon in detail with Corporation officers and the auditors.	X
(vi) Review critical accounting policies, alternative treatments of financial information and material communication between management and external auditors.	X	X	X	X
(vii) Review the annual report and other annual public information documents, including management’s discussion and analysis and earnings press release.	X

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Meeting Timing	Feb	Apr	Jul	Nov
Agenda Item:
(viii) Provide to the Board a recommendation as to whether the annual financial statements should be approved.	X
(ix) Review risk management plans such as insurance programs.				X
(x) Review hedging programs and policies		X
(xi) Review actuarial funding status of Pension Plans.	X
(xii) Assess adequacy of disclosure controls and procedures.			X
D. External Audit Terms of Reference, Reports, Planning and Appointment
(i) Review the audit plan with the external auditors				X
(ii) Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.	X
(iii) Recommend to the Board the retention or replacement of the external auditors. If there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.	X
(iv) Assess independence of external auditors. Ensure rotation of lead or coordinating audit partner having primary responsibility for the audit as required by law.	X
(v) Review and approve engagement of external auditors for non-audit services.	X
(vi) Review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor.		X
(vii) Review hiring policies regarding employees of external auditor.			X
E. Internal Audit Reports and Planning
(i) Review the summary report of the internal audit function for the past year.	X
(ii) Review planned activities and resources of the internal audit function for the coming year.		X
F. Governance Matters
(i) Review Audit Committee terms of reference.	X
(ii) Review key accounting and finance policies.			X
G. Material Disclosure Documents
(i) Review the contents of any material disclosure document prior to their release and recommend their approval to the Board.	X	X	X	X
H. Pension Plans
(i) Review pension committee terms of reference			X
(ii). Review pension plan Investment Guidelines and Objectives.			X
(iii) Review management reports on quarterly pension fund investment performance.	X	X	X	X
(iv) Report to board on pension fund investment performance.	X		X

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SCHEDULE F

CATALYST PAPER CORPORATION

GOVERNANCE, HUMAN RESOURCES AND COMPENSATION COMMITTEE
TERMS OF REFERENCE

I.	Purpose

A.	The purpose of the Governance, Human Resources and Compensation Committee (the “Committee”) is:

(i)	to provide a focus on Board governance that will enhance corporate performance, to assess and make recommendations regarding Board effectiveness and to establish a process for identifying, recruiting and recommending candidates for Board membership; and

(ii)	to establish a plan of continuity for executives and key employees, and to ensure a broad plan of executive compensation is established that is competitive and motivating in order to attract, hold and inspire the Executive Management and other key employees and to oversee compliance by Executive Management with the Corporation’s Code of Corporate Behaviour and Ethics.

B.	For the purposes hereof, “Executive Management” means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.[2]

B.	The Committee Chair shall be appointed by the Board.

C.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management; and

(iii)	chair Committee meetings.

D.	Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E.	The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F.	A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

G.	The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

2 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure Corporate Governance Practices; and (ii) any other applicable legislation or policy.

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H.	The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I.	The Committee shall choose as its Secretary such person as it deems appropriate.

J.	The Committee shall meet in camera, without management present, at the end of each regularly scheduled Committee meeting.

III.	Duties and Responsibilities

Governance

The Committee shall:

A.	Annually develop and update a long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board, retirement dates and the strategic direction of the Corporation.

B.	In consultation with the Chair of the Board and the CEO, recommend to the Board nominees for election and re-election as members of the Board of the Corporation. In making such recommendations, the Committee shall consider:

(i)	the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess;

(ii)	the competencies and skills that the Committee considers each existing director to possess; and

(iii)	the competencies and skills each new nominee will bring to the Board.

C.	Review, monitor and make recommendations regarding new director orientation and the ongoing development of existing Board members.

D.	Develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer the system.

E.	Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.

F.	Assess the independence and qualifications of the members of each of the committees of the Board as required by applicable law and make recommendations to the Board regarding the composition of such committees.

G.	Review with the Board, on a regular basis, but not less than annually, the role of the Board, the terms of reference for each of the committees of the Board, the Chair, the Deputy Chair (if any), a director and the CEO.

H.	Review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

(i)	the size of the Board;

(ii)	the number and content of meetings;

(iii)	the annual schedule of issues to be presented to the Board at its meetings and those of its committees;

(iv)	material which is to be provided to the directors generally and with respect to meetings of the Board or its committees;

(v)	resources available to the directors; and

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(vi)	the communication process between the Board and management.

I.	Make recommendations to the Board regarding changes or revisions to the Board Manual.

J.	Establish and administer a process (including a review by the full Board and discussion with management) for evaluating the effectiveness of the Board as a whole, the committees of the Board and each individual director.

K.	Review compliance by Executive Management with the Corporation’s Code of Corporate Ethics and Behaviour, including reviewing with legal counsel the adequacy and effectiveness of the Corporation’s procedures to ensure proper compliance. The Committee shall also recommend amendments to the Corporation’s Code of Corporate Ethics and Behaviour to the Board, as the Committee deems appropriate.

L.	Recommend the directors’ compensation plan to the Board.

M.	Prepare recommendations for the Board regarding any reports or disclosure required or recommended on corporate governance.

N.	Annually review the Directors’ and Officers’ liability insurance program.

Human Resources and Compensation

The Committee shall:

A.	Review the organizational structure of the Corporation and report any significant organizational changes, along with the Committee’s recommendations, to the Board.

B.	Review management’s succession plans for Executive Management, including specific development plans and career planning for potential successors prior to their presentation to the Board.

C.	Review the compensation philosophy and guidelines for Executive Management and directors for recommendation to the Board for its consideration and approval.

D.	Review and recommend the compensation of each member of Executive Management, and report its conclusions to the Board for its consideration and approval.

E.	Review and make recommendations to the Board for its consideration regarding any stock option or other share-based compensation plan, pension plan or employee benefit plan to be granted to Executive Management and directors and guidelines with respect thereto.

F.	With respect to the granting of stock options, restricted share units or other share-based compensation (collectively, “Plans”) to Executive Management,

(i)	in conjunction with management, administer the Plans as determined, established and amended by the Board;

(ii)	review management’s recommendations for and approve the granting of stock options, restricted share units or other share based compensation to Executive Management and other key employees of the Corporation and its subsidiaries; and

(iii)	suggest and review any amendments which the Committee considers necessary to any Plans and make recommendations to the Board with respect to those amendments; provided however, that all amendments to such Plans shall be subject to the consideration and approval of the Board.

G.	Within any guidelines established by the Board,

(i)	in conjunction with management, administer the Pension Plan and Supplemental Retirement Plan (“SRP”) for Executive Management;

(ii)	designate key employees as Executive Management for the purposes of the SRP; and

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(iii)	suggest and review any amendments which the Committee considers for the SRP and make recommendations to the Board for the consideration and approval of the Board; provided however, that all amendments to such plans be subject to the consideration and approval of the Board.

H.	Subject to the approval of the Board, review and approve benefits other than those applicable to employees generally to be granted to Executive Management including levels and types of benefits.

I.	Review and make recommendations to the Board for its consideration regarding any changes in the benefit provisions of the salaried pension plan.

J.	Consider and make recommendations to the Board for its consideration regarding all matters concerning incentive awards, perquisites and other remuneration matters with respect to Executive Management.

K.	Oversee the selection of and terms of reference for outside consultants to review the Executive Management compensation program as appropriate.

L.	With respect to boards of directors of unrelated corporations which operate for profit and which compensate members of their boards and/or significant commitments with respect to non-profit organizations,

(i)	establish a limit on the number of such boards on which individual members of Executive Management may participate;

(ii)	receive notice of proposed membership by a member of Executive Management and upon consultation with the CEO have a right to object to such membership; and

(iii)	confirm in writing, through the CEO, to such member of Executive Management that the Corporation shall not indemnify the employee nor be exposed to liability with respect to the employee’s participation on for profit boards. In certain circumstances the Corporation’s directors’ and officers’ liability insurance may cover the employee’s participation on boards of non-profit organizations.

M.	Review and approve corporate goals and objectives applicable to the CEO, lead and implement the CEO’s review process based on such goals and objectives and report the results of the process to the Board.

N.	Review and approve the executive compensation disclosure prior to publication in the annual management proxy circular and other applicable regulatory reports.

O.	Review and approve collective agreements between the Corporation or its subsidiaries and unions representing its hourly employees.

P.	Have such other powers and duties as delegated to it by the Board.

IV.	Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.	The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.	The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able to contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.

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V.	Committee Timetable

A.	The timetables on the following pages outline the Committee’s schedule of activities during the year.

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Terms of Reference for the Governance, Human Resources and Compensation Committee
Forward Agenda

Meeting Timing	February	April	July	November
Agenda Item
A. Procedures
1. Review compensation philosophy				X
2. Review organization structure				X
3. Review succession and development plans				X
4. Select and retain outside review of compensation				X
5. Review Board, Chair and Committee performance				X
6. Review independence and qualifications of Committee members	X
7. Conduct CEO’s review process and establish CEO’s goals and objectives for coming year				X
8. Review Board composition and succession				X
9. Review HR policies			X
10. Review the limits for senior management participation on outside Boards			X
11. Review Corporate Code of Ethics and Behaviour		X
12. Review Board Manual including Forward Agendas, Terms of Reference, Disclosure Controls and Procedures			X
B. Reports
1. Review and approve compensation and governance disclosure for annual proxy circular	X
C. Compensation Policies
1. Recommend new stock-based, pension or benefit plans for Executive Management	X			X
2. Recommend amendments to existing stock-based, pension or benefit plans for Executive Management	X			X
3. Approve benefits other than those applicable to employees generally, to be granted to Executive Management	X			X
4. Recommend compensation of each Member of Executive Management	X	X	X	X
5. Approve granting of stock options, restricted share units and other share-based compensation plans	X	X	X	X
D. Administration
1. Administer Stock Option Plan, Restricted Share Unit Plan and other share-based compensation plans	X	X	X	X
2. Recommend nominees for election and re-election to Board				X
3. Administer Pension Plan and Supplemental Retirement Plan	X	X	X	X

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Meeting Timing	February	April	July	November
Agenda Item
4. Designate key employees as Executive Management for purposes of SRP	X	X	X	X
5. Receive notice from senior management of proposed memberships to sit on outside Boards	X	X	X	X
6. Confirm in writing the non-indemnification of senior management sitting on outside Boards	X	X	X	X

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